PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Primero Mining Corp. (“Primero” or the “Company”) should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2014. Additional information on the Company, including its Annual Information Form for the year ended December 31, 2014, which is expected to be filed by March 31, 2015, can be found under Primero’s profile at www.sedar.com.

Management is responsible for the preparation of the financial statements and MD&A. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures in this MD&A are expressed in US dollars, unless stated otherwise.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and uncertainties” and “Cautionary statement on forward-looking information” sections at the end of this MD&A.

This MD&A has been prepared as of February 11, 2015.

EXECUTIVE SUMMARY

Primero is a Canadian-based precious metals producer with operations in both Mexico and Canada. The Company is focused on building a portfolio of high quality, low cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. The Company owns two producing properties, the San Dimas gold-silver mine, located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states, and as of March 5, 2014, with the acquisition of Brigus Gold Corp. (“Brigus”), the Black Fox mine located in the Township of Black River - Matheson, Ontario, Canada. The Company owns properties adjacent to the Black Fox mine - Grey Fox and Pike River, which together with the Black Fox mine and the Black Fox mill, located on the Stock Mill property, comprise the Black Fox Complex.

In addition, the Company owns one development-stage project; the Cerro del Gallo gold-silver-copper project, located in the state of Guanajuato in central Mexico. Further, the Company has one exploration property, Ventanas, located in Durango State, Mexico.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “P” and on the New York Stock Exchange (“NYSE”) under the symbol “PPP”. In addition, Primero has common share purchase warrants which trade on the TSX under the symbol “P.WT”, as well as convertible debentures “P.DB.V” and “P.DB.U” (former Brigus debentures).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

KEY TERMS IN THE DOCUMENT

Gold equivalent ounces include silver ounces produced converted to a gold equivalent based on a ratio of the average commodity prices received for each period. The ratio for 2014 was based on realized prices of $1,265 per ounce of gold and $7.46 per ounce of silver.

Total cash costs per gold equivalent ounce are defined as costs of production (including refining costs) divided by the total number of gold equivalent ounces produced. This is a non-GAAP measure.

Total cash costs per gold ounce on a by-product basis are calculated by deducting the by-product silver credits from operating costs and dividing by the total number of gold ounces produced. The Company reports total cash costs on a production basis.

In the gold mining industry these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. As such, they are unlikely to be comparable to similar measures presented by other issuers. In reporting total cash costs per gold equivalent and total cash costs per gold ounce on a by-product basis, the Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Non-GAAP measure – Total cash costs per gold ounce” for a reconciliation of cash costs per gold ounce on both a by-product and gold equivalent basis to reported operating expenses (the most directly comparable GAAP measure).

All-in sustaining cost per ounce is a non-GAAP performance measure that the Company believes more fully defines the total cost associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces produced basis. Refer to “Non-GAAP measure – All-in sustaining costs per gold ounce” for a reconciliation of all-in sustaining costs per gold ounce.

Adjusted net income (loss) and adjusted net income (loss) per share are non-GAAP measures. Adjusted net income (loss) is net income (loss) adjusted for unusual items. These non-GAAP measures have no standardized meaning and they are therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Non-GAAP measure – Adjusted net income (loss)” for a reconciliation of adjusted net income (loss) to reported net income (loss).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

SELECTED CONSOLIDATED ANNUAL INFORMATION

	Year ended December 31,

	2014	2013	2012
Key Performance Data
Tonnes of ore milled	1,593,005	766,930	721,264
Produced
Gold equivalent (ounces)	225,054	143,114	111,132
Gold (ounces)	189,943	111,983	87,900
Silver (million ounces)	6.15	6.05	5.13
Sold
Gold equivalent (ounces)	220,067	143,972	110,078
Gold (ounces)	185,286	112,846	87,384
Silver (million ounces)	5.94	6.17	5.02
Average realized prices
Gold ($/ounce)[2]	$1,243	$1,394	$1,662
Silver($/ounce)[2]	$7.46	$6.97	$7.52
Average gold London PM fix	$1,266	$1,411	$1,669
Total cash costs (per gold ounce)
Gold equivalent basis	$687	$599	$636
By-product basis	$579	$389	$366
All-in sustaining costs (per gold ounce)	$1,222	$1,077	$1,134

Financial Data
(in thousands of US dollars except per share amounts)
Revenues	274,612	200,326	182,939
Earnings from mine operations	52,663	76,004	79,389
Net (loss) income	(224,384)	(4,250)	49,553
Adjusted net income (loss)	5,365	38,668	41,292
Basic (loss) income per share	(1.48)	(0.04)	0.54
Diluted (loss) income per share	(1.48)	(0.04)	0.54
Adjusted net income (loss) per share	0.04	0.36	0.45
Operating cash flows before working capital changes	73,658	72,396	88,808
Assets
Mining interests	881,480	636,253	496,132
Total assets	1,002,820	800,822	670,506
Liabilities
Long-term liabilities	190,213	94,039	47,253
Total liabilities	254,835	139,732	98,768
Equity	747,985	661,090	574,738
Weighted average shares outstanding (basic)(000's)	152,064	108,528	91,469
Weighted average shares outstanding (diluted)(000's)	152,064	108,528	91,635

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

1	Includes the results for the period for which the Black Fox Complex assets, acquired on March 5, 2014, were owned by Primero (March 5, 2014 to December 31, 2014).

2

Average realized gold and silver prices reflect the impact of the gold purchase agreement with Sandstorm at the Black Fox mine and the silver purchase agreement with Silver Wheaton Caymans at the San Dimas mine (see “OTHER LIQUIDITY CONSIDERATIONS”).

2014 HIGHLIGHTS

Developments

•

On March 5, 2014, the Company completed the $302 million acquisition of Brigus by acquiring all of its outstanding common shares pursuant to a plan of arrangement. The Company consolidated its balance sheet with Brigus upon closing of the acquisition and began to consolidate Brigus’ results of operations into its financial statements and production results into its production statistics from March 5, 2014.

•

On March 14, 2014, the Company repaid all of the $20.9 million of Brigus’ outstanding senior secured term notes at a price of 105% of the principal amount of the notes plus accrued and unpaid interest.

•

On April 4, 2014, the Company made a change of control offer to holders of all $50 million of Brigus’ 6.5% convertible senior unsecured debentures at a price of 100% of the principal amount plus accrued and unpaid interest, of which only $1.9 million were tendered.

•

On May 23, 2014, the Company entered into a new $75 million revolving credit facility (the line of credit) with a syndicate of lenders. The line of credit has a three year term and bears interest at a floating interest rate.

•

The Company completed phase one of the expansion of San Dimas mill to 2,500 tonnes per day (TPD) during the first quarter of 2014 and in August 2014, announced the decision to proceed with the expansion to 3,000 TPD. The expansion is expected to be completed by mid-2016.

•

As a result of current market conditions and the Company's focus on free cash flow it has elected not to construct the Cerro del Gallo project at this time. The Company still remains enthusiastic about the project and will continue to keep the project in good standing.

•	On February 9, 2015, the Company issued $75 million in 5.75% convertible unsecured subordinated debentures maturing on February 28, 2020.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Key consolidated financial information

•	The Company incurred a net loss of $224.4 million in 2014 ($1.48 per share) including $209 million in impairment charges, compared to a net loss of $4.3 million in 2013 ($0.04 per share).

•	Adjusted net income was $5.4 million ($0.04 per share) for 2014, compared to adjusted net income of $38.7 million ($0.36 per share) in 2013 largely due to lower gold prices in 2014.

•	Impairment charges of $209.0 million include:

o

a $99 million goodwill impairment related to the Black Fox complex because share price appreciation from the date of announcement to the close date resulted in a higher acquisition price than anticipated and the property could not substantiate such value.

	o	a further $75 million impairment to the Black Fox mining property due to the earlier than expected depletion of the open pit.

	o	a $35 million impairment to the Cerro del Gallo development property as a result of the decision to delay construction.

•

Operating cash flows before working capital changes were consistent between years at $73.7 million ($0.48 per share) in 2014 and $72.4 million ($0.67 per share) in 2013. Working capital outflows in 2014 were $29.4 million, significantly higher than 2013 outflows of $2.6 million due to significant trade payables acquired with Brigus that are now paid and delayed valued added tax (VAT) refunds in Mexico.

Key consolidated performance measures

•	As a result of the completion of the 2,500 TPD mill expansion at San Dimas and the acquisition of Brigus on March 5, 2014:

	o	The Company produced 225,054 gold equivalent ounces in 2014, compared to 143,114 gold equivalent ounces in 2013.

	o	The Company produced 189,943 gold ounces in 2014, compared to 111,983 gold ounces in 2013.

	o	The Company produced 6.15 million silver ounces in 2014, compared to 6.05 million silver ounces in 2013.

•

The Company incurred total cash costs per gold equivalent ounce of $687 for 2014 compared to $599 for 2013. On a by-product basis, total cash costs per gold ounce were $579 for 2014 compared to $389 for 2013.

•	All-in sustaining costs per ounce were $1,222 for 2014 compared to $1,077 in 2013.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

REVIEW OF CONSOLIDATED FINANCIAL INFORMATION

		For the year ended December 31,
		2014		2013
	$		$
Revenue		274,612		200,326

Operating expenses		(159,280)		(88,086)
Depreciation and depletion		(62,669)		(36,236)
Total cost of sales		(221,949)		(124,322)

Earnings from mine operations		52,663		76,004
Mining interests impairment charge		(110,000)		-
Goodwill impairment charge		(98,961)		-
Exploration expenses		(1,816)		(431)
General and administrative expenses		(36,806)		(24,470)

(Loss) earnings from operations		(194,920)		51,103
Transaction costs, finance expense, foreign exchange and other expenses		(11,737)		(9,953)
(Loss) earnings before income taxes		(206,657)		41,150

Income tax expense		(17,727)		(45,400)

Net loss for the period		(224,384)		(4,250)

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

The table below sets out variances in the key drivers of net loss for the year ended December 31, 2014 compared with the year ended December 31, 2013:

		2014 compared to
In thousands of U.S. dollars		2013
	$
Income from Black Fox mining operations		3,469
San Dim as:
Increased gold volumes sold		13,154
Decreased gold price		(15,885)
Increased silver revenue		1,269
Higher depletion		(8,533)
Higher operating expenses		(16,814)
Lower earnings from mine operations		(23,341)
Impairment charges		(208,961)
Higher general and administrative expenses		(12,336)
Higher finance expenses		(6,296)
Gain on derivative liability		2,291
Lower income tax expense		27,673
Other		836
Increase in net loss		(220,134)

The following information describes the change in the Company’s consolidated annual financial results from 2013 to 2014. More detailed operating and financial information on the Company’s mines is included in “REVIEW OF OPERATIONS”.

Year ended December 31, 2014 compared to year ended December 31, 2013

Revenue
Revenue was $274.6 million in 2014, $74.3 million higher than 2013 due to the acquisition of the Black Fox mine on March 5, 2014. At San Dimas, the increased gold sales volumes almost offset the impact of the lower gold price in 2014. The gold price realized was slightly lower in 2014 at $1,243 per ounce compared to $1,394 per ounce realized in 2013. During 2014 the gold price ranged from lows of $1,140 per ounce to highs of $1,385 per ounce. The precious metal lost all of the gains from the first half of 2014 in the second half of the year as the US dollar strengthened and there were heavy redemptions in gold bullion exchange traded products. The US economic recovery has been a key driver impacting the gold price.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Operating expenses
Operating expenses increased by $71.2 million to $159.3 million in 2014, of which $54.4 million was due to the acquisition of the Black Fox mine. Operating expenses at San Dimas increased by $16.8 million in 2014 from 2013 due to increased sales volumes, labour and security costs, as well as consultant costs related to operational assessments and business improvement initiatives at San Dimas.

Depreciation and depletion
Depreciation and depletion was $62.7 million in 2014, an increase of $26.5 million from 2013, with Black Fox accounting for $17.8 million of the increase. Depreciation and depletion expense was $44.8 million at San Dimas in 2014, 24% higher than 2013 due mainly to the increase in gold production.

Impairment charges
An impairment charge of $99.0 million, related to goodwill recognized on the acquisition of Brigus, was recorded in 2014. The goodwill was largely due to the additional consideration paid as a result of the increase in the Company’s share price between announcement and closing of the acquisition. On December 16, 2013, Primero announced that it was acquiring all of the issued and outstanding shares of Brigus Gold Inc. under a share exchange deal. At this time, the share price of the Company was Cdn$5.22. The acquisition was closed on March 5, 2014 at which point, the Company’s share price had risen to Cdn$7.50. In accordance with IFRS 3, Business Combinations, the closing share price on the date of the transaction is used to determine the fair value of the purchase price when valuing the shares issued by the Company. This increase in the share price of the Company prior to closing the acquisition resulted in additional purchase consideration for accounting purposes of $85.0 million from that determined in December 2013.

All of this goodwill was assigned to the Black Fox Complex cash generating unit (“CGU”) as it was the only business unit acquired pursuant to the acquisition.

Since the acquisition date the Company has followed an extensive valuation process on the Black Fox Complex and review of the Black Fox mine plan. In the third quarter of 2014, the Company determined that the March 5, 2014 valuation cannot support the carrying value of the goodwill and accordingly a goodwill impairment charge was recorded in the third quarter 2014 for the full $99.0 million carrying value of the goodwill.

In addition, through the year, production from the Black Fox open-pit has systematically remained below the average Mineral Reserve grade. Mining through the year and the reconciliation of the open-pit highlighted that the high-grade regions of the pit were not as continuous as predicted by the current block model. As a result, the Company commenced a close spaced reverse circulation drilling program for the open-pit to incorporate the results in its 2014 year-end Mineral Reserve estimation. Preliminary results have shown a decrease in minable ounces and a depletion of the pit in 2015. This was a substantial decrease from what was expected on acquisition and resulted in a $75.0 million impairment to the Black Fox mining property value.

A decision to delay the construction at Cerro del Gallo and a change in a number of economic parameters resulted in an impairment to this development property of $35.0 million.

General and administrative expenses
General and administrative expenses were $36.8 million in 2014, compared with $24.5 million in 2013, detailed as follows:

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	Year ended Dec 31,

(In thousands of U.S. dollars)	2014	2013

Share-based payment	9,342	6,441
Salaries and wages	13,168	8,257
Rent and office costs	2,663	1,904
Legal, accounting, consulting, and other professional fees	4,520	3,753
Estimated costs of Vancouver office closure and relocation of finance function to Toronto	1,777	-
Other general and administrative expenses	5,336	4,115
Total	36,806	24,470

The $2.9 million increase in share-based payment expense was due mainly to the impact of a 4% increase in the Company’s share price in 2014 versus a 27% decrease in 2013 on the value of units in the Company’s cash-settled PSU plans, which are marked to market each period. The Brigus acquisition added $1.4 million of general and administrative expenses in 2014, comprising $0.7 million in salaries and wages and $0.7 million in consulting fees. The remaining $4.2 million increase in salaries and wages was due mainly to new positions hired since 2013 as the Company has grown its business. Other general and administrative expenses increased $1.2 million in 2014, primarily due to additional public company costs incurred from the Brigus acquisition. The Company accrued $1.8 million in 2014 for termination and other payments in connection with the closure of its Vancouver office in early 2015.

Transaction costs and expenses
Transaction costs and other expenses were $9.2 million in 2014, including $7.5 million of transaction costs related to the acquisition of Brigus, and $0.9 million related to the newly introduced 0.5% Mexico mining royalty. In 2013, other expenses were $8.6 million, which included $5.5 million for retroactive payment of social security premiums in Mexico (see Note 9 to the December 31, 2014 consolidated financial statements).

Foreign exchange gain (loss)
The Company recorded a foreign exchange gain of $2.7 million in 2014 compared with a foreign exchange loss of $0.8 million in 2013. The gain in 2014 was mainly due to unrealized foreign exchange gains on translation of the net monetary liabilities of Primero Gold Canada (the company which holds the Black Fox Complex) from the Canadian dollar, which depreciated during the period, to the U.S. dollar (its functional currency).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Finance expense
Finance expense was $7.0 million in 2014, compared to $0.7 million in 2013, primarily due to $3.7 million of interest paid and accretion on the Brigus 6.5% convertible senior unsecured debentures, as well as $1.5 million of interest and amortization of expenses on the line of credit.

Gain on derivative liability
The derivative liability relates to the conversion option on the Brigus 6.5% convertible senior unsecured debentures. The conversion option is fair valued each period and as a result of the reduction in the Company’s share price from March 5, 2014 to December 31, 2014, the value of the conversion option derivative liability decreased by $2.3 million therefore creating a gain in the statement of operations and comprehensive loss.

Income tax expense

(In thousands of US dollars)	2014	2013

Current tax expense:
Mining royalty at San Dim as	3,003	2,064
Other current tax	1,750	-

Deferred tax expense:
Withholding tax on intercompany interest	4,445	4,750
San Dimas change in tax shelter	17,032	2,723
Mining royalty at San Dimas	(595)	35,863
Tax recovery on mining interest impairments	(9,001)	-
Other deferred tax	1,093	-

Totaltax expense	17,727	45,400

San Dimas pays income taxes based on its Mexican peso financial statements, which includes foreign exchange and other income items (permanent differences) different than the US dollar reporting financial statements; in 2014 this increased deferred taxes by $18.6 million. In 2014, the Company’s Mexican operations consumed the remaining tax loss carryforwards resulting in current tax expense of $1.7 million in 2014 compared to nil in 2013. In addition, San Dimas income taxes are reduced by the tax effect of intercompany interest expense. The reduction in San Dimas tax shelters reflects the impact of foreign exchange and inflation on the San Dimas’ deferred income tax balances. The volatility of the exchange rate between the Mexican peso and the US dollar can result in significant adjustments to deferred tax expense. See Note 10 to the December 31, 2014 consolidated financial statements for a full reconciliation of annual income taxes at the statutory rate to the income tax recovery or expense in the statement of operations and comprehensive loss.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Primero Gold Canada Inc. (the company which owns the Black Fox mine) is not currently taxable and has $150.5 million in Canadian resource tax pools which do not expire and can be utilized to shelter future income earned from the Black Fox Complex.

On December 11, 2013, the Mexican government enacted a tax reform to introduce a mining royalty effective January 1, 2014. This royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base. The royalty base being taxable revenues for income tax purposes (except interest and inflationary adjustment), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses of the year.

The Company has taken the position that the royalty is an income tax as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arose, as mining assets and financial assets/liabilities had a book basis but no tax basis for purposes of the royalty. The Company has recognized a net deferred tax liability of $32.6 million as at December 31, 2014 in respect of this royalty. This deferred tax liability will be drawn down to $nil as a reduction to tax expense over the life of mine as the mine and its related assets are depleted/depreciated. In 2014, the liability was reduced by $3.3 million.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

REVIEW OF OPERATIONS San Dimas mine

	Year ended		Three months ended
	31-Dec-14	31-Dec-13	31-Dec-14	30-Sep-14	30-Jun-14	31-M ar-14	31-Dec-13
Key Performance Data
Tonnes of ore mined	897,445	792,239	253,531	229,589	196,025	218,032	205,345
Tonnes of ore milled	898,915	766,930	261,859	219,656	218,830	198,570	181,626
Average millhead grade (grams/tonne)
Gold	4.63	4.67	4.49	4.34	4.97	4.76	5.17
Silver	232	258	224	216	230	260	292
Average recovery rate(% )
Gold	94%	97%	95%	95%	94%	93%	96%
Silver	92%	95%	92%	92%	92%	91%	94%
Produced
Gold equivalent (ounces)	161,170	143,114	41,875	37,385	46,248	35,662	34,371
Gold (ounces)	126,059	111,983	35,806	29,176	32,895	28,182	29,097
Silver (million ounces)	6.15	6.05	1.74	1.41	1.49	1.51	1.60
Sold
Gold equivalent (ounces)	157,063	143,972	39,178	40,221	45,737	31,926	37,733
Gold (ounces)	122,282	112,846	33,767	31,713	31,542	25,260	32,157
Silver at fixed price (million ounces)	4.70	5.17	1.56	1.17	0.82	1.15	1.69
Silver at spot (million ounces)	1.24	1.00	-	0.29	0.76	0.19	-
Average realized price (per ounce)
Gold	$1,265	$1,394	$1,207	$1,275	$1,286	$1,300	$1,265
Silver	$7.46	$6.97	$4.20	$7.43	$11.56	$6.44	$4.16
Total cash costs (per gold ounce)
Gold equivalent basis	$628	$599	$654	$690	$551	$632	$660
By-product basis	$448	$389	$576	$526	$252	$455	$550
All-in sustaining costs(perounce)[2]	$826	$858	$897	$919	$626	$893	$1,151
Revenue($000's)	$198,864	$200,326	$47,289	$51,273	$58,803	$41,499	$47,737
Earnings from mine operations ($000's)	$49,195	$76,004	$6,478	$10,599	$20,350	$11,768	$13,745

1	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses.

2	Average realized silver prices reflect the impact of the silver purchase agreement with Silver Wheaton Caymans (see “Other liquidity considerations”).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

The San Dimas mine produced 126,059 ounces of gold and 6.15 million ounces of silver in 2014, 13% higher and 2% higher, respectively, than 2013. The increase in production was due mainly to higher tonnes of ore milled, offset by slightly lower grades and recoveries. The gold and silver recoveries were negatively impacted with the increase in mill tonnage from the 2,500 TPD expansion. The two leach tanks and a thickener, which were commissioned in the second quarter, resulted in recoveries improving towards the latter part of the year. Throughput was higher in 2014 because of the completion of the expansion of the mill to 2,500 TPD in the first quarter of 2014. Average throughput in 2014 increased by approximately 17% over 2013, averaging 2,463 TPD (based on 365 day availability). The expansion of the mill combined with an increase in long-hole mining allowed the San Dimas mine and mill to operate more efficiently. The optimization program at San Dimas was also successful at further improving mining dilution and reducing process inefficiencies.

Total cash costs on a gold equivalent and by-product basis in 2014 were $628 and $448 per ounce, respectively, compared with $599 and $389 per ounce, respectively, in 2013. The higher cash costs per ounce was due to a 19% increase in operating costs compared to a 13% increase in gold equivalent ounces produced. Most of the increases in operating costs related to labour and contractors. Labour costs increased due to an increase in pay rates and headcount and social security payments. Contractor costs increased due mainly to expanding the contracted security force and higher contract mining and haulage fees.

The Company incurred all-in sustaining costs per gold ounce for the San Dimas mine of $826 in 2014, compared with $858 per gold ounce in 2013 due to lower sustaining capital expenditures, partially offset by increased cash costs, as explained above.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Black Fox mine

In 2014, the Company owned the mine for from March 5, 2014 to December 31, 2014.

	For the period	Three months ended			For the period
	March 5, 2014 -				March 5, 2014 -
	December 31, 2014	31-Dec-14	30-Sep-14	30-Jun-14	March 31, 2014
Key Performance Data Open pit mining
Tonnes of ore mined	764,234	228,798	232,985	247,029	55,422
Strip ratio	7.55	10.00	6.78	8.10	12.66
Average grade (gram s/tonne)
Gold	2.13	1.91	2.61	1.85	2.17
Underground mining
Tonnes of ore mined	122,434	51,719	20,880	41,739	8,096
Average grade (gram s/tonne)
Gold	4.15	5.92	5.78	4.33	5.65
Open pit and underground
Tonnes of ore milled	694,090	221,063	223,083	209,948	39,996
Average millhead grade (gram s/tonne)	3.00	3.00	3.24	2.69	3.36
Average recovery rate(% )
Gold	95%	96%	96%	95%	95%
Produced
Gold (ounces)	63,884	20,334	22,288	17,166	4,096
Sold
Gold at spot price (ounces)	58,651	19,491	18,432	15,720	5,008
Gold at fixed price (ounces)	4,353	1,148	1,556	1,334	315
Average realized price (per ounce)
Gold	$1,202	$1,157	$1,212	$1,224	$1,272
Total cash costs (per gold ounce)[1]	$837	$799	$688	$998	$1,154
All-in sustaining costs (per ounce)[2]	$1,428	$1,374	$1,202	$1,771	$1,480
Revenue($000's)	$75,748	$23,882	$24,230	$20,866	$6,770
Earnings from mine operations($000's)	$3,468	$12,060	-$4,415	-$674	-$3,503

1	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses.

2	Average realized gold prices reflect the impact of the gold purchase agreement with Sandstorm (see “Other liquidity considerations”).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

The Company acquired the Black Fox Complex in March 2014. Immediately following the acquisition, an optimization plan was outlined for Black Fox that included increasing investment in exploration, development and underground mining equipment. The objective was to increase throughput from the higher grade underground mine to ultimately replace tonnage from the lower grade open-pit.

Delineation and definition drilling results through the year support the Company's plan of ultimately conducting an underground mining program at Black Fox using a bulk mining method, namely; long hole stoping. While the Company remains confident that it will be able to increase underground throughput at Black Fox by adding additional long-hole stopes, it modified its original short term mine plan in order to build long-hole stope inventory throughout the remainder of 2014 and early 2015.

In the third quarter, the Company also initiated a technical review of the Black Fox short term mine plan as part of its ongoing optimization of the operation. The technical review included an open-pit and underground mine reconciliation and review of the short-term mine plan to ensure it was aligned with the Mineral Reserve and Mineral Resource estimation released in July 2014.

Production from the Black Fox open-pit has consistently remained below the average Mineral Reserve grade. Mining through the year and the reconciliation of the Black Fox open-pit highlighted that the high-grade regions of the pit were not as continuous as predicted by the current block model. As a result, the Company commenced a close spaced reverse circulation drilling program for the open-pit to incorporate the results in its 2014 year-end Mineral Reserve estimation. Preliminary results have shown a decrease in minable ounces and a depletion of the pit in 2015. This was a substantial decrease from what was expected on acquisition and as a result, a $75 million impairment charge was recorded in 2014 to reduce the value of the Black Fox Complex.

In comparison to production rates in the first quarter, the Company was successful in increasing production through the year resulting in 2014 production, from the March 5, 2014 acquisition date, of 63,884 ounces of gold. The Black Fox mill operated at approximately 2,300 TPD in 2014, with over 70% of the ore coming from the open pit and only 30% coming from the underground.

During 2014, the Company sold 4,353 ounces of gold under a gold purchase agreement to Sandstorm Gold Inc. (“Sandstorm”) at an average price of $509 per ounce, and 58,651 ounces of gold at an average spot price of $1,254, resulting in an overall average price for all gold sales from the Black Fox mine of $1,202. Total cash costs per gold ounce and all-in sustaining costs per gold ounce were $837 and $1,428 respectively, for the period of ownership of the Black Fox mine by the Company in 2014, in line with the Company’s expectations.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

OUTLOOK FOR 2015 OPERATING RESULTS

In 2015 the Company expects to increase production to between 250,000 and 270,000 gold equivalent ounces, up to 20% higher than 2014, due to increased production from both San Dimas and Black Fox.

Cash costs for 2015 are expected to be in the range of $650 to $700 per gold equivalent ounce, or between $1,000 and $1,100 per ounce on an all-in sustaining cost basis. Total capital expenditures during 2015 are expected to be approximately $66.7 million excluding capitalized exploration costs of $18.6 million (further details on 2015 capital expenditures are shown under “financial condition review” later in the document).

The Company's 2015 production outlook is summarized in the following table, with a comparison to 2014 actual results:

	Black Fox	San Dimas	Estimated 2015	Actual 2014
Attributable gold equivalent production (gold equivalent ounces)	75,000-85,000	175,000-185,000	250,000-270,000	225,054
Gold Production (ounces)	75,000-85,000	145,000-155,000	220,000-240,000	189,943
Silver Production (million ounces)	N/A	6.5-7.5	6.5-7.5	6.15
Total cash costs (per gold equivalent ounce)	$820-$870	$590-$640	$650-$700	$687
All-in Sustaining Costs (per gold ounce)	$1,075-$1,125	$840-$890	$1,000-$1,100	$1,222

Material assumptions used to forecast total cash costs for 2015 include: an average gold price of $1,200 per ounce; an average silver price of $5.21 per ounce (calculated using the silver purchase agreement contract price of $4.20 per ounce and assuming excess silver beyond contract requirements is sold at an average silver price of $18 per ounce); and foreign exchange rates of 1.10 Canadian dollars and 13 Mexican pesos to the US dollar.

The Company’s 2015 outlook for revenues and operating expenses are directly correlated to our production outlook and cash cost outlook with the assumption that production will match sales quantities. Depreciation and depletion should increase relative to 2014 depreciation and depletion and the expected increase in production.

At San Dimas, production is expected to increase in 2015 based on higher throughput and higher grades. Mined grades at San Dimas are expected to increase in 2015 as the Company begins to access the higher-grade ore of the Victoria vein and moves toward mining at its current gold reserve grade of 5.5 grams per tonne.

The first phase of the expansion of the San Dimas mine was completed in the first quarter of 2014 and it is now operating at beyond its nameplate capacity of 2,500 TPD. In the fourth quarter of 2014 the mill operated at in excess of 2,750 TPD giving management confidence that the expansion to 3,000 TPD could be completed earlier than the originally anticipated mid-2016. The Company's project development team has commenced procurement of the major equipment required for the expansion to 3,000 TPD.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

At the Black Fox mine, production is expected to increase slightly in 2015 based on a higher proportion of higher grade underground ore. The Company will continue producing predominantly from the open-pit until mid-2015 when production from the underground is expected to increase to approximately 1,000 TPD. The open-pit is expected to be depleted by September 2015. At this time, the 30,000 ounce stockpile has not been included in the 2015 mine plan.

For the first half of 2015, Black Fox will remain focused on increasing its inventory of long-hole stopes in the west, central and east regions of the underground mine. Primero has also implemented a mining optimization program similar to the one implemented at San Dimas in 2012. This program is focused on reducing costs and increasing productivity by improving fleet utilization, overall equipment efficiencies and labour productivity.

The Company will focus on cost reductions at all its sites and corporately has taken the decision to close its Vancouver and Mexico City offices. With other cost saving initiatives, it is expected that general and administrative expenses should decline in 2015 compared to 2014, but this will depend on the Company’s share price and its impact on share based compensation expenses.

Finance expenses are expected to increase from 2014 as they will include the expenses relating to the 5.75% convertible unsecured subordinated debentures. The accounting treatment for these debentures should result in about $8 million of finance expense annually, of which about $4 million is cash based.

Income tax expenses are mainly attributable to income from the San Dimas mine. Income taxes are based on 30% of San Dimas’ net income before tax but the impacts of foreign exchange can have significant impacts on the amounts. In addition, San Dimas pays a mining royalty tax and accrues for withholding tax on intercompany interest.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

REVIEW OF DEVELOPMENT AND EXPLORATION PROJECTS

CERRO DEL GALLO

The Cerro del Gallo project is located on the San Antón property in the state of Guanajuato in central Mexico, approximately 270 kilometres northwest of Mexico City. The San Antn property fully incorporates the San Antn de las Minas mining district, centered 23 kilometres east/northeast of Guanajuato city and the historic Guanajuato Mining District where production from 1700 to 2004 is reported to be 1.14 billion ounces of silver and 6.5 million ounces of gold. The project was acquired by Primero in May 2013.

Mineral Resources

Cerro del Gallo is an attractive long-life project with approximately 1.2 million ounces of gold equivalent proven and probable mineral reserves (with an averge grade of 1.14 grams per tonne gold equivalent) and 1.6 million ounces of gold equivalent measured and indicated mineral resources (with an average grade of 1.06 grams per tonne gold equivalent) (mineral resources for Cerro del Gallo are presented exclusive of reserves). The 2012 definitive feasibility study predicts the project could contribute 95,000 gold equivalent (silver and copper as by-products) ounces per year. Timing for construction has been delayed for better market conditions but the Company remains optimistic about the project and will continue with certain initiatives to keep the property in good standing so as not to delay the project once the economics improve.

Development program

The exploration activities at the San Antn property have consisted of drilling and several sampling programs and the majority of the exploration work has focused on the Cerro del Gallo deposit. Drilling activity by previous owners of the property ceased in 2008. Primero resumed the exploration program in 2013, when approximately $2 million was spent on geophysical compilation and diamond drilling. In 2013, 15,179 metres were drilled, including infill, condemnation and regional exploration drilling, as well as geotechnical drilling for metallurgical and geochemical tests. The infill drilling program was designed to convert inferred resources into indicated resources in the central part of the Cerro del Gallo mineralized zone. The condemnation drilling program was designed to sterilize areas for future infrastructure, including the waste dumps and leach pads.

The exploration program covering the Cerro del Gallo deposit and regional epithermal mineralized veins continued at a modest level in 2014. Further work on optimization of Cerro del Gallo also continued in 2014 with the near completion of land acquisition, start of process water drilling, continued work on pre-construction permitting, basic design of the plant and infrastructure, update of the capital cost estimate, and further metallurgical testing to improve management’s confidence in the metallurgy. The Company spent $7.4 million on these activities in 2014.

Due to the decision to delay the construction at Cerro del Gallo and a change in a number of economic parameters an impairment to this development property of $35.0 million was recorded in 2014.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

GREY FOX AND PIKE RIVER

The Grey Fox property is located four kilometres south-east of the Black Fox mine and the Pike River property lies between the Black Fox mine and the Grey Fox gold deposit. Apart from the Black Fox mine deposit mineralization, the majority of known gold mineralization defined to date at the Black Fox Complex occurs within the three zones (the Contact Zone, Zone 147 and Grey Fox South Zone) on the Grey Fox-Pike River properties. The Company's 2014 exploration program included extensive exploration and delineation drilling at Grey Fox, of which approximately 70,000 metres have been drilled in 2014. Drill results at the Contact Zone show continuation of the identified hanging wall zone as drilling is extended to the north and east. The Company also obtained encouraging drill results in the Grey Fox South zone as they indicate the zone is wider than previously anticipated with more consistent grade than in earlier drilling results. The Company raised Cdn$9 million in March 2014 and Cdn$8 million in December 2014 in flow-through financings, in order to carry out its exploration program at the Grey Fox, Pike River and the Stock Mill properties. All of the March 2014 financing was spent by December 31, 2014 and the Company expects to spend all of the December 2014 financing in 2015.

In 2015, the Company plans to drill another 50,000 metres as part of its exploration program to expand resources for the property. In addition, an economic assessment is underway and if positive the Company will proceed with a feasibility study.

VENTANAS

Primero has one exploration property in Mexico – Ventanas, located in Durango State, approximately 32 kilometres from the San Dimas mine. The Company re-initiated exploration of the Ventanas property in 2013 (after last having explored it in 2008) with systematic channel sampling and mapping. Almost 9,100 metres of drilling took place on the Ventanas property in 2014 at a cost of $1.7 million.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

FINANCIAL CONDITION REVIEW

A key financial objective is to make sure the Company has access to funds to achieve its medium term (three year) objectives. The Company’s strategy is to make sure liquidity is available to finance exploration and development requirements at its mining operations and growth projects as well as repay financial obligations. The Company manages its liquidity by ensuring that, even in a low gold price environment, its operations can manage spending and provide adequate cash flow.

The net assets of the Company are as follows:

	As at December 31,	As at December 31,
($000'sexceptratiosand share amounts)	2014	2013
Cash and cash equivalents	27,389	110,711
Other current assets	60,330	34,918
Non-current assets	915,101	655,193
Total assets	1,002,820	800,822

Current liabilities (excluding short-term debt)	59,006	40,693
Non-current liabilities (excluding long-term debt)	100,442	71,825
Debt	95,387	27,214
Total liabilities	254,835	139,732

Total shareholders' equity	747,985	661,090
Total equity	747,985	661,090

Total common shares outstanding	161,555,875	115,726,035
Total options outstanding	9,254,224	7,963,990
Total warrants outstanding	20,800,000	20,800,000

Key financial ratios
Current ratio	1.36	3.19
Total liabilities-to-equity	0.34	0.21
Debt-total capitalization	0.11	0.04

The Company’s net assets (equity) as at December 31, 2014 were $748.0 million compared to $661.1 million as at December 31, 2013. The acquisition of Brigus in Q1 2014 added $301.6 million to the net assets but impairments in Q3 and Q4 2014 reduced the net assets by $209.0 million (see “Impairment charges” above). The increases to the Company’s non-current assets and current and non-current liabilities (excluding debt) are also a result of the Brigus acquisition. Other current assets have increased partially due to the Brigus acquisition but also because of a $14.0 million increase in value added tax (VAT) receivable in Mexico. VAT has historically been refunded on a monthly basis, 4 months in arrears, and is currently 10 months outstanding. The Company has started receiving refunds and it is expected the refunds will arrive on a more regular basis in 2015, but it is dependent on the Mexican tax authorities making payment. As at December 31, 2014, the Company was owed $26.1 million for VAT in Mexico, compared with $10.1 million at December 31, 2013.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Cash and cash equivalents

Analysis of cash flows for year ended December 31, 2014 and 2013

		Year ended
(In thousands of U S dollars)		December 31,
		2014		2013
Cash Flow:	$		$
Provided by operating activities		44,212		69,805
Used in investing activities		(119,981)		(83,812)
(Used in) provided by financing activities		(1,239)		(12,927)
Effect of exchange rate changes on cash		(6,314)		(1,599)
Decrease in cash		(83,322)		(28,533)
Cash, beginning of period		110,711		139,244
Cash, end of period		27,389		110,711

Cash provided by operating activities
Primero generated $44.2 million of cash flows from operating activities in 2014, compared with $69.8 million in 2013. Cash flows from mine operations were consistent year-on-year resulting in operating cash flow before working capital changes of $73.7 million in 2014, compared with $72.4 million in 2013. Changes in non-cash working capital were a cash outflow of $29.4 million in 2014, compared with an outflow of $2.6 million in 2013 due mainly to a $14.4 million increase in taxes receivable and a $6.7 million reduction in trade and other payables; trade and other receivables and inventories were also outflows of cash during the year.

Cash used in investing activities
The Company used $120.0 million cash in investing activities in 2014, compared with $83.8 million in 2013. Capital expenditures were $112.3 million in 2014 compared to $71.5 million in 2013, the details of which are shown in the table below. The Company had an extensive capital expenditure and exploration program at the Black Fox Complex in 2014, designed to compensate for a lack of investment in prior years spending $46.8 million. The Company also used $7.8 million of cash for the Brigus acquisition in 2014 and $12.6 million of cash for the acquisition of Cerro and investment in Santana Minerals in 2013.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Capital Expenditures	Actual 2013	Actual 2014	Estimated 2015
San Dimas Underground
	$14.3 million	$20.0 million	$15.2 million
Development
San Dimas Sustaining
	$16.5 million	$14.4 million	$10.8 million
Capital
San Dimas Projects	$21.0 million	$11.8 million	$15.4 million
San Dimas Sub Total	$51.8 million	$46.2 million	$41.4 million
Black Fox Underground Development	-	$7.8 million	$13.4 million
Black Fox open pit Capitalized development and stripping	-	$7.9 million	-
Black Fox Sustaining Capital	-	$4.5 million	$4.5 million
Black Fox Projects	-	$6.5 million	$3.4 million
Grey Fox Development Studies	-	$0.2 million	$1.3 million
Black Fox Sub Total	-	$26.9 million	$22.6 million
Cerro del Gallo Development	$9.4 million	$7.4 million	$2.7 million
Total	$61.2 million	$80.5 million	$66.7 million

Capitalized Exploration Expenditures	Actual 2013	Actual 2014	Estimated 2015
San Dimas Diamond Drilling	$6.8 million	$5.8 million	$3.1million
San Dimas Drifting	$3.9 million	$4.2 million	$1.9 million
San Dimas Regional Diamond Drilling	$3.9 million	$2.7 million	$0.9 million
San Dim as Sub Total	$14.6 million	$12.7 million	$5.9 million
Black Fox	-	$9.6 million	$5.0 million
Diamond Drilling Grey Fox & Regional Exploration	-	$8.7 million	$7.3 million
Black Fox Complex Sub Total	-	$18.3 million	$12.3 million
Cerro del Gallo Geology Mapping	$2.5 million	$1.5 million	$0.4 million
Total	$17.1million	$32.5 million	$18.6 million
TOTAL CAPITAL	$78.3 million	$113.0 million	$85.3 million

Total capital expenditures in the table above varies slightly from the Expenditures on mining interests under investing activities in the Statement of cash flows due to non-cash items.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

In 2015 the Company has prioritized its expenditures and plans to reduce exploration across its assets. Inline with the Company's focus on maximizing cash flow its total capital expenditures for 2015 are expected to decline to approximately $66.7 million, excluding capitalized exploration costs. Exploration spending for 2015 is focused on delineation drilling, but the program may get expanded depending on Company cash flows through the first half of 2015.

Cash provided by (used in) financing activities

(In thousands of US dollars)		2014		2013
	$		$
Repayment of debt		(58,896)		(12,786)
Proceeds on exercise of options and warrants		9,944		1,916
Proceeds on issuance off low-through shares (net)		14,633		-
Interest paid		(4,390)		(2,057)
Drawdown of line of credit, net of transaction costs		37,470		-
Cash used in financing activities		(1,239)		(12,927)

The Company repaid $58.9 million of debt in 2014, as follows:

•

the Company was required to make change of control offers for Brigus’ Cdn$24 million senior secured notes and $50 million unsecured convertible debentures at 105% and 100%, respectively, of outstanding principal plus accrued interest. The note holders accepted the Company’s offer and on April 3, 2014 the Company paid Cdn$23.1 million to them (a scheduled principal and interest payment of Cdn$2.2 million was made on March 31, 2014). Investors holding $1.9 million of the debentures accepted the Company’s offer, and these debentures were repaid on May 16, 2014

•	$27.2 million promissory note with Goldcorp Inc. (“Goldcorp”)
•	$6.6 million in finance leases.

In 2013, the Company repaid the third $5 million instalment under the Goldcorp promissory note and $2.1 million of interest thereon, as well as a $7.8 million excess free cash flow payment relating to the same promissory note.

In 2014, the Company drew down $37.5 million (net of transaction costs) on the line of credit to partially fund the debt repayments.

The Company received $14.6 million (net of transaction costs) from the proceeds of two flow-through financings in 2014 to fund exploration costs at the Grey Fox and Pike River properties. In addition, the Company received $9.9 million in 2014 related to the exercise of stock options and warrants as compared to $1.9 million in 2013.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Debt

(In thousands of US dollars)		2014		2013
	$		$
Promissory note		-		27,214
Senior unsecured convertible debentures		46,315		-
Line of credit		37,827		-
Finance lease liabilities		11,245		-
		95,387		27,214
Less: Current portion of debt		(5,616)		(5,000)
Long-term debt		89,771		22,214

Upon the acquisition of Brigus, Primero assumed $50 million of convertible senior unsecured debentures and made a change of control offer to purchase the debentures at 100% of their principal balance. $1.9 million were redeemed. The remaining $48.1 million debentures bear interest at a rate of 6.5% per annum, payable semi-annually on March 31 and September 30, are convertible by the holders into common shares of the Company at any time at a conversion price of Cdn$14.00 per common share and mature on March 31, 2016. The debentures allow for forced conversion by the Company if the market price of the Company’s shares is at least 125% of the conversion price. On September 29, 2014, the Company paid $1.6 million of accrued interest relating to the convertible debentures (interest is payable semi-annually in March and September).

On May 23, 2014, the Company closed a 3-year $75.0 million revolving line of credit. The line of credit has a three-year term and bears interest at a floating interest rate equal to LIBOR or the the prime rate of Canada or the bankers’ acceptance rate (depending on the choice of credit availment by the Company) plus an applicable margin, which was approximately 4.75% per annum during the year ended December 31, 2014. The line of credit is secured by substantially all of the Company’s assets. In order to provide the required security to the lenders, coincident with the closing, the Company paid out the $27.2 million promissory note outstanding to a subsidiary of Goldcorp, by drawing down $30.0 million of the line of credit. In addition, $10.0 million was drawn down on the line of credit in Q4 2014, leaving an undrawn balance of $35.0 million as at December 31, 2014.

On February 9, 2015, the Company issued $75.0 million in 5.75% convertible unsecured subordinated debentures maturing on February 28, 2020. Interest is payable semi-annually on February 28 and August 28. The Company plans to repay its line of credit and use the remaining proceeds as required for capital at San Dimas and Black Fox.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Shareholders’ equity

Shares issued
During the year ended December 31, 2014, the Company issued 41,340,347 common shares as consideration for the acquisition of Brigus; 1,921,744 common shares upon the exercise of stock options; 2,481,482 common shares pursuant to two flow-through agreements and 4,790 shares upon the exercise of warrants.

Outstanding Share Data
As at December 31, 2014, the Company had 161,555,875 common shares outstanding (115,726,035 as at December 31, 2013). As at the date of this MD&A, the Company had 161,555,875 common shares outstanding.

Options
As at December 31, 2014, the Company had 9,254,224 options outstanding with a weighted average exercise price of Cdn$6.17; of these 8,367,819 were exercisable at a weighted average exercise price of $6.12. As at the date of this MD&A, the total number of options outstanding was 9,254,224, of which 8,367,819 are exercisable.

Common Share Purchase Warrants
As at December 31, 2014, December 31, 2013 and the date of this MD&A, the Company had 20.8 million warrants outstanding which were exercisable to purchase 20.8 million common shares at a price of Cdn$8.00 until July 20, 2015.

PSUs exercisable into shares
As at December 31, 2014 and the date of this MD&A, the Company had 186,063 Directors PSUs outstanding, which vest and expire between December 1, 2015, and December 31, 2016. A director holding Director PSUs is entitled to elect to receive, at vesting either (1) a cash amount equal to the number of Director PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, (2) the number of common shares equal to the number of Directors’ PSUs (subject to the total number of common shares issuable at any time under the Directors’ PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company), or (3) a combination of cash and shares. If no election is made, the Company will pay out such Directors’ PSUs in cash.

As at December 31, 2014 and the date of this MD&A, the Company had 1,152,464 PSUs outstanding under the 2013 PSU Plan (“2013 PSUs”), which vest and expire between February 18, 2015, and December 31, 2017. A person holding 2013 PSUs is entitled to receive at vesting, at the Company’s option, either (1) a cash amount equal to the number of 2013 PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, (2) the number of common shares equal to the number of 2013 PSUs (subject to the total number of common shares issuable at any time under the 2013 PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company) or (3) a combination of cash and shares.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Commitments and contingencies

The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments as at December 31, 2014:

										December 31
				December 31,2014						2013
		Within				Over
		1 year		2-5 years		5 years		Total		Total
	$		$		$		$		$
Trade and other payables and accrued liabilities		44,178		-		-		44,178		33,958
Share based payments		3,718		696		-		4,414		8,144
Promissory note and interest		-		-		-		-		30,262
Convertible debentures and interest		3,128		49,684		-		52,812		-
Line of credit and interest		1,169		41,520		-		42,689		-
Finance lease payments		5,616		5,629		-		11,245		-
Minimum rental and operating lease payments		3,859		4,080		-		7,939		4,799
Reclamation and closure cost obligations		-		12,511		44,683		57,194		31,347
Commitment to purchase plant and equipment		886		-		-		886		6,062
		62,554		114,120		44,683		221,357		114,572

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations, collection of receivables, and credit facilities.

Other liquidity considerations

San Dimas

In 2004, the then owner of the San Dimas mine entered into an agreement to sell all the silver produced at the San Dimas mine for a term of 25 years to Silver Wheaton Caymans Ltd. (Silver Wheaton Caymans) in return for an upfront payment comprising cash and shares of Silver Wheaton Corp. and a per ounce payment of the lesser of $3.90 (adjusted for annual inflation), or the market price. The Company was required to assume this agreement, with amendments, when it acquired the San Dimas mine in 2010. The amendments provided that for each of the first four years after the acquisition date (i.e., until August 5, 2014), the first 3.5 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. From August 6, 2014 and for the life of the mine, the first 6 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Black Fox Complex

On November 9, 2010, Brigus entered into an gold purchase agreement with Sandstorm to sell a portion of future gold production from the Black Fox mine and the adjoining Pike River property (the “Black Fox Extension”) for an upfront cash payment of $56.3 million and ongoing per ounce payments of the lesser of $500 per ounce of gold (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per year) and market prices. On November 5, 2012, Brigus elected to repurchase a portion of the stream by paying $24.4 million to Sandstorm, which resulted in Sandstorm being entitled to 8% of the future production at the Black Fox mine and 6.3% at the Black Fox Extension. The Company was required to assume the gold purchase agreement when it acquired Brigus in March 2014.

Cerro del Gallo

The Company has potential future financial commitments related to its acquisition in December 2013 of Goldcorp’s 30.8% interest in the Cerro del Gallo project. These commitments are contingent payments based on meeting certain milestones or market conditions. The contingent payments include:

•	$8 million after achieving commercial production on the phase I heap leach operation (the “First Contingent Payment”);
•

$5 million if the date of the First Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 or more per ounce for a consecutive 30 day period within one year following the date of the First Contingent Payment, and not later than December 19, 2018 (“the Second Contingent Payment”);

•	$14 million on announcement of a decision by Primero to construct a carbon-in-leach mill for Phase II (“the Third Contingent Payment”),
•

$5 million if the date of the Second Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 or more per ounce for a consecutive 30 day period within one year following the date of the Second Contingent Payment, and not later than December 19, 2018 (“the Fourth Contingent Payment”).

The Company has decided not to construct the phase 1 heap leach project for Cerro del Gallo in 2015. The timing of construction will depend on market conditions and project returns. The estimated capital cost for phase 1 of this project is over $165 million and construction would take approximately 18 months. Once completed, Cerro del Gallo is expected to produce approximately 95,000 gold equivalent ounces on an annual basis.

Recent Mexican tax reforms

On December 11, 2013, the Mexican President approved an extensive tax reform bill that has far reaching implications to the mining sector and taxpayers generally. The tax reforms were effective starting on January 1, 2014. The reforms include a tax-deductible mining royalty of 7.5% on taxable earnings before the deduction of interest, taxes, depreciation and amortization, with precious metals mining companies paying an additional 0.5% on revenue from gold, silver and platinum. In addition, the long term corporate tax rate remains at 30% rather than reducing to 28% as originally planned and deductions for accelerated depreciation of exploration costs and certain other capital expenditures are no longer allowed. Mining companies may be able to undertake community development projects that would be allowed as credits against the royalty, however this will require extensive consultation with federal, state and municipal governments and native communities. The royalty payable for 2014 is $3.0 million.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

APA Ruling

On October 4, 2012, the Company received a ruling (the “APA Ruling”) from the Mexican tax authorities which confirmed the appropriate price for sales of silver under the Amended and Restated Silver Purchase Agreement and the silver pricing for purposes of its 2010 and 2011 income tax returns. Under Mexican tax law, an APA Ruling is generally applicable for up to a five year period (the year in which the ruling application is filed, the immediately preceding year and the three subsequent years) and the Company’s APA Ruling covered the five years ending December 31, 2014. The Company has until the end of 2016 to file a new APA Ruling application in respect of 2015. In 2015 silver is expected to continue to be sold under the Amended and Restated Silver Purchase Agreement on the same terms and there are no known changes in the application of Mexican tax laws relative to the APA Ruling, so the Company expects to record revenues and pay taxes based on realized prices for the life of the San Dimas mine. There can be no assurance that Mexican tax laws applicable to the APA Ruling will not change or that the applicable authorities will issue a renewal or similar ruling or that the authorities will assess the Company’s taxes on the basis of its realized prices for silver. To the extent the Mexican tax authorities determine that the appropriate price of silver sales under the Amended and Restated Silver Purchase Agreement is different than the realized price, it could have a material adverse effect on our results of operations, financial condition and cash flows.

Dividend Report and Policy

The Company has not paid any dividends since incorporation and currently has no plans to pay dividends.

Capital management

Key financial ratios the Company uses to assess new growth opportunities and to determine how much debt the Company can take on are shown in the table above. The Company’s vision is to manage financial risk by maintaining a conservative balance sheet. Liquidity at December 31, 2014 included cash and cash equivalents of $27.4 million and an undrawn amount on its line of credit of $35 million. With the closing of the 5.75% convertible debenture in February, liquidity increases an additional $75.0 million (not including $3 million in transaction costs). In addition, the Company expects to be able to meet all of its commitments and fulfill its exploration and capital program for 2015 and later years from its operating cash flows.

The Company manages its common shares, stock options, warrants and debt as capital. The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. To meet this objective, the Company will ensure it has sufficient cash resources to pursue the exploration and development of its mining properties, to fund future production at the San Dimas and Black Fox mines, development of the Grey Fox mine and the Cerro del Gallo project, as well as potential acquisitions.

To support these objectives the Company manages its capital structure and make adjustments to it in light of changes in economic conditions and risk characteristics of its underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue shares, issue debt, acquire or dispose of assets or adjust the amount of cash held.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations. The Company is subject to a number of externally imposed capital requirements relating to its debt. The requirements are both financial and operational in nature; the Company has complied with all such requirements during the year.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Pursuant to the terms of the line of credit, the Company is required to maintain the following financial covenants:

•	Tangible net worth (being equity less goodwill and other intangible assets) of at least $684 million plus 50% of positive net income earned after March 31, 2014
•	Net debt leverage ratio (being total liabilities, less trade payables incurred in the ordinary course of business less unrestricted cash divided by rolling 4 quarter EBITDA) of less than 3.50:1
•	Senior net debt leverage ratio (being that portion of net debt that ranks pari passu with or in priority to the line of credit divided by rolling 4 quarter EBITDA) less than 2.00:1
•	Interest coverage ratio (being earnings before interest, depreciation and amortization divided by interest expense) greater than 4.50:1

As at December 31, 2014, the Company was fully compliant with these covenants.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

SELECTED QUARTERLY INFORMATION

		Three months ended
	December 31,	September 30,	June 30,	March 31,
	2014	2014	2014	2014
Key Performance Data
Tonnes of ore milled	482,922	442,739	428,778	238,566
Produced
Gold equivalent (ounces)	62,209	59,673	63,414	39,758
Gold (ounces)	56,140	51,464	50,061	32,278
Silver (million ounces)	1.74	1.41	1.49	1.51
Sold
Gold equivalent (ounces)	59,817	60,209	62,791	37,249
Gold (ounces)	54,406	51,701	48,596	30,583
Silver (million ounces)	1.56	1.46	1.58	1.34
Average realized prices
Gold ($/ounce)	$1,188	$1,251	$1,264	$1,295
Silver($/ounce)	$4.20	$7.43	$11.56	$6.44
Average gold London PM fix	$1,201	$1,282	$1,288	$1,293
Total cash costs (per gold ounce)
Gold equivalent basis	$701	$689	$672	$686
By-product basis	$657	$596	$508	$543
All-in sustaining costs (per gold ounce)	$1,196	$1,154	$1,228	$1,381

Financial Data
(in thousands of US dollars except per share amounts)
Revenues	71,171	75,503	79,669	48,269
Earnings from mine operations	18,537	6,184	19,676	8,265
Net (loss) income	(109,964)	(105,904)	572	(9,087)
Adjusted net (loss) income	(5,054)	259	1,052	(2,882)
Basic (loss) income per share	(0.69)	(0.66)	0.00	(0.07)
Diluted (loss) income per share	(0.69)	(0.66)	0.00	(0.07)
Adjusted net (loss) income per share	(0.03)	0.00	0.01	(0.02)
Operating cash flows before working capital changes	18,209	21,704	26,431	6,509
Assets
Mining interests	881,480	963,944	955,587	1,067,649
Total assets	1,002,820	1,092,367	1,207,602	1,257,431
Liabilities
Long-term liabilities	190,213	184,540	189,743	133,904
Total liabilities	254,835	240,539	249,388	303,157
Equity	747,985	851,828	958,214	954,274
Weighted average shares outstanding (basic)(000's)	160,133	159,961	159,617	128,112
Weighted average shares outstanding (diluted)(000's)	160,133	159,961	161,321	128,112

1	Includes the results for the period for which the Black Fox Complex assets, acquired on March 5, 2014, were owned by Primero (March 5, 2014 to September 30, 2014).

2

Average realized gold and silver prices reflect the impact of the gold purchase agreement with Sandstorm at the Black Fox mine and the silver purchase agreement with Silver Wheaton Caymans at the San Dimas mine (see “Other liquidity considerations” above).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

REVIEW OF CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

		For the three months ended December 31,
		2014		2013

	$		$
Revenue		71,171		47,737

Operating expenses		(46,709)		(23,494)
Depreciation and depletion		(5,925)		(10,498)
Total cost of sales		(52,634)		(33,992)
Earnings from mine operations		18,537		13,745
Mining interests impairment charge		(110,000)		-
Goodwill impairment charge		-		-
Exploration expenses		(577)		(428)
General and administrative expenses		(7,107)		(7,682)
Earnings from operations		(99,147)		5,635
Transaction costs, finance expense, foreign exchange and other expenses		(102)		(1,556)
Earnings before income taxes		(99,249)		4,079
Income tax expense		(10,715)		(39,974)
Net loss for the period		(109,964)		(35,895)

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

The table below sets out variances in the key drivers of net loss for the three months ended December 31, 2014 compared with the three months ended December 31, 2013:

		Q4 2014 compared
In thousands of U.S. dollars		to Q4 2013

	$
Income from Black Fox mining operations		12,060
San Dim as:
Increased gold volumes sold		2,037
Decreased gold price		(1,960)
Decreased silver revenue		(525)
Higher depletion		(1,637)
Higher operating expenses		(5,183)
Higher earnings from mine operations		4,792
Impairment charges		(110,000)
Lower general and administrative expenses		574
Higher finance expenses		(2,558)
Loss on derivative liability		(173)
Lower income tax expense		29,059
Other		4,237
Increase in net loss		(74,069)

Three months ended December 31, 2014 compared to three months ended December 31, 2013

•	Revenues increased to $71.2 million in Q4 2014 from $47.7 million in Q4 2013 with Black Fox accounting for $23.9 million of the increase.

•

Operating expenses were $46.7 million in Q4 2014, $23.2 million more than Q4 2013, $18.0 million of which was due to the acquisition of Black Fox. Operating expenses at San Dimas increased by $5.2 million, mainly due to higher gold sales volumes and higher consulting costs related to operational assessment and business improvement initiatives.

•

Depreciation and depletion was $5.9 million in Q4 2014, compared to $10.5 million in Q4 2013. Depreciation and depletion was $12.1 million at San Dimas in Q4 2014, $1.6 million higher than Q4 2013 due mainly to increased production. Depreciation and depletion at Black Fox for Q4 2014 was $7.0 million. In addition, at Black Fox a $13.2 million reduction in depletion relating to the period March 5, 2014 to September 30, 2014 was recorded in Q4 2014 as a result of the finalization of the Black Fox purchase price allocation (see Note 3(i) to the December 31, 2014 consolidated financial statements).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

•	An impairment of $110.0 million was booked to mining interests during the fourth quarter 2014. This is discussed above under “REVIEW OF CONSOLIDATED FINANCIAL INFORMATION”.

•	General and administrative expenses were $7.1 million in Q4 2014, compared with $7.7 million in Q4 2013 due mainly to lower share-based payment expense, as shown below:

	Three months ended Dec31,

(In thousands of U.S. dollars)	2014	2013

Share-based payment	(294)	514
Salaries and wages	4,595	3,676
Rent and office costs	630	609
Legal, accounting, consulting, and other professional fees	1,595	1,193
Estimated costs of Vancouver office closure and relocation of finance function to Toronto	(263)	-
Other general and administrative expenses	844	1,690
Total	7,107	7,682

The value of units in the Company’s cash-settled phantom share unit (“PSU”) plans, are marked to market each period based on the Company’s share price, which decreased 18% in Q4 2014 and 17% in Q4 2013.

•

Finance expense was $2.4 million in Q4 2014, compared with a recovery of $0.2 million in Q4 2013, primarily due to $1.1 million of interest paid and accretion on the 6.5% convertible senior unsecured debentures, and $0.7 million of interest and amortization of expenses on the line of credit. The recovery in Q4 2013 mainly relates to the capitalization of interest to assets under construction.

•	The Company recorded an income tax expense of $10.7 million in Q4 2014, compared with $40.0 million in Q4 2013. The details are as follows:

(In thousands of US dollars)	Q 4 2014	Q 4 2013

Current tax expense:
Mining royalty at San Dim as	200	-
Other current tax	1,446	1,704

Deferred tax expense:
Withholding tax on inter company interest	1,071	1,161
San Dimas change in tax shelter	14,801	1,246
Mining royalty at San Dim as	(189)	35,863
Tax recovery on mining interest impairments	(9,001)	-
Other deferred tax	2,387	-

Total tax expense	10,715	39,974

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

The impact of foreign exchange (Mexico peso to US dollar changed from Mex$13.45 at September 30, 2014 to Mex$14.72 at December 31, 2014) and inflation on the San Dimas deferred income tax balances increased income tax expense by $14.8 million in Q4 2014 as compared to $1.2 million in Q4 2013.

Analysis of cash flows for the three months ended December 31, 2014 and 2013

		Three months ended
(In thousands of US dollars)		December 31,
		2014		2013
Cash Flow:	$		$
Provided by operating activities		23,590		25,446
Used in investing activities		(30,604)		(33,144)
Provided by (used in) financing activities		14,367		(7,057)
Effect of exchange rate changes on cash		(2,020)		(243)
(Decrease) increase in cash		5,333		(14,998)
Cash, beginning of period		22,056		125,709
Cash, end of period		27,389		110,711

Primero generated $23.6 million of cash flows from operating activities in Q4 2014, compared with $25.4 million in Q4 2013. Operating cash flow before working capital changes was $18.2 million in Q4 2014, marginally higher than Q4 2013 at $14.0 million, as a result of consistent cash earnings from mine operations. Changes in non-cash working capital were a cash inflow of $5.4 million in Q4 2014 compared with an inflow of $11.4 million in Q4 2013 due mainly to an increase in trade and other payables of $5.8 million and an increase in prepaid expenses of $2.1 million, offset by an increase in trade and other receivables of $4.2 million. Further, the Company started to receive the outstanding VAT refunds in Q4 2014 which had been outstanding during 2014. A total of $4.0 million in VAT refunds was collected in 2014.

Cash used in investing activities in Q4 2014 amounted to $30.6 million as compared to $33.1 million in Q4 2013. Capital expenditures in Q4 2014 totaled $30.7 million, up from $25.2 million spent in Q4 2013, with the addition of the Black Fox mine accounting for $14.5 million.

The Company received $14.4 million of cash in financing activities in Q4 2014, compared with using $7.1 million of cash in Q4 2013. The Company received $6.9 million from the issuance of flow-through shares in Q4 2014 and $9.7 million from a draw-down on the line of credit. A total of $2.0 million cash was paid in principal and interest on the Company’s debt during Q4 2014. The cash outflow in Q4 2013 was due to payment of the third $5 million installment of the promissory note and $2.1 million of interest thereon.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

The following table provides summary unaudited financial data for the last eight quarters:

(In thousands of US dollars except for
per share amounts and operating data)		2014				2013
	Q 4	Q 3	Q 2	Q 1	Q 4	Q 3	Q2	Q 1
Financial Data
Revenue	71,171	75,503	79,669	48,269	47,737	53,793	52,475	46,321
Total cost of sales	(52,634)	(69,319)	(59,993)	(40,004)	(33,992)	(30,833)	(28,882)	(30,615)
Earnings from mine operations	18,537	6,184	19,676	8,265	13,745	22,960	23,593	15,706
Impairment charges	(110,000)	(98,961)	-	-	-	-	-	-
Exploration expenses	(577)	(1,205)	-	(17)	(428)	-	-	-
General and administrative expenses	(7,107)	(5,854)	(10,524)	(13,335)	(7,682)	(7,086)	(1,907)	(7,796)
Earnings (loss) from operations	(99,147)	(99,836)	9,152	(5,087)	5,635	15,874	21,686	7,910
Other income (expenses)	(102)	1,257	(4,259)	(8,633)	(1,556)	(834)	(5,479)	(2,085)
Income tax (expense) recovery	(10,715)	(7,325)	(4,321)	4,633	(39,974)	(4,960)	(11,966)	11,500
Net (loss) income	(109,964)	(105,904)	572	(9,087)	(35,895)	10,080	4,241	17,325
Basic income (loss) per share	(0.69)	(0.66)	0.00	(0.07)	(0.31)	0.09	0.04	0.18
Diluted income (loss) per share	(0.69)	(0.66)	0.00	(0.07)	(0.31)	0.09	0.04	0.18

•	Financial data by quarter are significantly impacted by the acquisition of Brigus in 2014. Results from the Black Fox mine have been consolidated as of March 5, 2014.
•

When the Company reaches its annual threshold for deliveries under the silver purchase agreement, the Company realizes silver sales at spot prices, increasing both revenue and net income. Revenue in Q3 2014, Q2 2014, Q1 2014, Q3 2013 and Q2 2013 included $5.9 million, $14.8 million, $3.9 million, $8.4 million, and $13.2 million, respectively, of silver sales at spot prices.

•	In Q3 2014, an impairment of $99.0 million for goodwill was recorded (see “Impairment charges” above).
•	In Q4 2014, an impairment of $110.0 million was recorded against mining interests (see “Impairment charges” above).
•

General and administrative expenses include share-based compensation which fluctuates based on the share price of the Company. In Q1 and Q2 2014 the share price was rising resulting in higher share-based compensation, whereas in Q2 2013 a sharp drop in share price decreased share-based compensation significantly.

•	In Q1 2014 the Company incurred $6.7 million of transaction costs related to the acquisition of Brigus.
•	The income tax expense in Q4 2013 was mainly due to the introduction of a mining royalty in Mexico that resulted in the Company recording a $35.9 million deferred tax liability and expense.
•

Income tax expense is impacted by the effects of foreign exchange fluctuations on its Mexico peso denominated deferred income taxes, which can be quite significant in certain periods, such as Q1 and Q2 2013, and Q4 2014.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NON-GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders use this information to evaluate the Company’s operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Non – GAAP measure – Cash costs per gold ounce

The Company has included the non-GAAP performance measures of total cash costs per gold ounce on a gold equivalent ounce and by-product basis, throughout this document. The Company reports total cash costs on a production basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. In presenting cash costs on a production basis, the Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per gold equivalent ounce and total cash costs per gold ounce on a byproduct basis to operating expenses (the nearest GAAP measure) per the consolidated financial statements.

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Operating expenses per the consolidated
financial statements ($000's)	46,708	23,494	159,280	88,086
Share-based payment included in
operating expenses($000's)	(333)	(106)	(1,411)	(344)
Process improvement project costs($000's)	(2,602)	-	(5,548)	-
Inventory movements and adjustments ($000's)	(149)	(712)	2,313	(2,003)
Total ash operating costs($000's)	43,624	22,676	154,634	85,739
Ounces of gold produced	56,140	29,097	189,943	111,983
Gold equivalent ounces of silver produced	6,069	5,274	35,111	31,131
Gold equivalent ounces produced	62,209	34,371	225,054	143,114
Total cash costs per gold equivalent ounce	$701	$660	$687	$599

Total cash operating costs($000's)	43,624	22,676	154,634	85,739
By-product silver credits($000's)	(6,760)	(6,672)	(44,686)	(42,199)
Cash costs, net of by-product credits($000's)	36,864	16,004	109,948	43,540
Ounces of gold produced	56,140	29,097	189,943	111,983
Total by-product cash costs per gold ounce produced	$657	$550	$579	$389

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Gold equivalent ounces of silver produced for the San Dimas mine are computed as silver ounces produced multiplied by the ratio of the average realized silver price to the average realized gold price during each quarter. The computations are shown below.

	Three months ended		Year ended
	December 31,		December 31,
	2014	2013	2014	2013

Silver ounces produced (millions) (A)	1.74	1.60	6.15	6.05
Average realized silver price (B)	$4.20	$4.16	$7.46	$6.97
Average realized gold price (C )	$1,207	$1,265	$1,265	$1,394
Gold equivalent ounces of silver (A) x (B)/(C)	6,069	5,274	35,111	31,131

The Company produces one by-product metal, being silver at San Dimas. By-product silver credits are computed as silver ounces produced during a period multiplied by the average realized silver price during that same period. Cash costs without adjusting for by-product credits would be computed on a co-product basis, whereby total cash operating costs would be allocated separately to production of gold and silver. The basis for the allocation of costs is typically relative realized sales prices, which results in co-product cash costs being exactly the same as cash costs on a gold equivalent ounce basis. Hence cash costs without adjusting for by-product credits are equal to cash costs per gold equivalent ounce.

The Company sells the majority of its silver production at a fixed price of approximately $4 per ounce pursuant to a silver purchase agreement that the Company assumed when it acquired the San Dimas mine in 2010. The fixed price approximated the cost of producing an ounce of silver at the time the silver purchase agreement was entered into by the previous mine owner. The fixed price is reflected in the calculation of by-product silver credits.

Management uses total cash costs per gold equivalent ounce and by-product cash costs per gold ounce to monitor the operating performance of its mines and to assess the attractiveness of potential acquisition targets. Management also believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales supplementary to the gold production process, thereby allowing management and the Company’s other stakeholders to assess the net costs of gold production.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Non – GAAP measure – All-in sustaining costs per gold ounce

In June 2013, the World Gold Council (“WGC”) published a guidance note on non-GAAP metrics available to companies in the gold industry to use to report their costs in an effort to encourage improved understanding of the total costs associated with mining an ounce of gold. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies, including Primero. The WGC is not a regulatory industry organization. The WGC worked with its member companies to develop the definition “all-in sustaining costs per gold ounce”, which it believes to be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.

The Company has adopted the reporting of “all-in sustaining costs per gold ounce”. This metric is a non-GAAP performance measure and has no standardized meaning throughout the industry. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces produced basis.

The Company presents all-in sustaining costs because it believes that it more fully defines the total current cost associated with producing gold. The Company also believes that this measure allows investors and other stakeholders of the Company to better understand its costs of producing gold and better assess the Company’s ability to generate cash flow from current operations. Management also uses all-in sustaining costs in evaluating the efficiency of its operations because it believes that IFRS measures, such as operating expenses, do not capture all of the costs incurred to discover, develop, and sustain gold production. As the measure seeks to reflect the full cost of gold production from current operations, it does not include capital expenditures attributable to development projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments and financing costs. In addition, the calculation of all-in sustaining costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. Even though, this measure is not representative of all of the Company’s cash expenditures management believes that it is a useful measure in allowing it to analyze the efficiency of its current gold mining operations.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

The following table provides a reconciliation of all-in sustaining costs per gold ounce to the consolidated financial statements for the three months and years ended December 31, 2014 and 2013:

	Three months ended		Year ended
	December 31,		December 31,
	2014	2013	2014	2013
Cash costs, net of by-product credits($000's)	36,864	16,004	109,948	43,540
Corporate general and administrative expenses Share-based payments ($000's)	(293)	514	9,342	6,441
Other general and administrative expenses ($000's)	7,400	7,168	27,464	18,029
Reclamation cost accretion ($000's)	274	160	1,170	641
Sustaining capital expenditures ($000's)	22,914	17,328	84,144	51,924
All-in sustaining costs($000's)	67,159	41,174	232,068	120,575

Ounces of gold produced	56,140	29,097	189,943	111,983

All-in sustaining costs per gold ounce	$1,196	$1,415	$1,222	$1,077

Adjustments

All-in sustaining costs adjust “cash costs, net of by-product credits”, for corporate general and administrative expenses, reclamation cost accretion and sustaining capital expenditures. Corporate general and administrative expenses are included as a line item on the Company’s statement of operations. Sustaining capital expenditures and reclamation cost accretion are not line items on the Company’s financial statements.

Sustaining capital expenditures are defined as those capital expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature.

Reclamation cost accretion represents the growth in the Company’s decommissioning liability due to the passage of time. This amount does not reflect cash outflows but it is considered to be representative of the periodic costs of reclamation and remediation. The Company has prepared discounted cash flow models of the estimated costs to remediate its operating mine sites at the end of the estimated mine life. Reclamation cost accretion for San Dimas was calculated based on a discount rate of 7.75% and estimated remediation costs of $31.1 million, which are generally expected to be incurred in 2034 to 2036. Reclamation cost accretion for Black Fox was calculated based on a discount rate of 2% and estimated remediation costs of $26.1 million, which are generally expected to be incurred in 2018 and 2023. Reclamation cost accretion is included in finance expense in the Company’s consolidated statements of operations and comprehensive income.

The following table reconciles sustaining capital expenditures to the Company’s total capital expenditures, which are disclosed in the consolidated statements of cash flows:

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	Three months ended		Year ended
(In thousands of US dollars)	December 31,		December 31,
	2014	2013	2014	2013
Capital expenditures per consolidated statements of cash flows	30,771	25,277	112,294	71,481
Less: San Dimas non-sustaining capital expenditures	(2,173)	(4,128)	(9,824)	(13,687)
Less: capital expenditures attributable to Cerro del Gallo	(2,015)	(1,228)	(8,735)	(3,287)
Less: capital expenditures attributable to Grey Fox	(2,944)	-	(9,461)	-
Add: Black Fox capital expenditures financed through leases	-	-	4,140	-
Less: capital expenditures attributable to other projects and corporate, including San Dimas regional exploration and Pike River	(725)	(2,593)	(4,270)	(2,583)
Total sustaining capital expenditures	22,914	17,328	84,144	51,924
Sustaining capital expenditures attributable to San Dimas	11,345	17,328	46,917	51,924
Sustaining capital expenditures attributable to Black Fox	11,569	-	37,227	-

The Company’s exploration program comprises delineation drilling, exploration drilling, exploration drifting and regional exploration. The costs related to delineation drilling, exploration drilling and exploration drifting are included in all-in sustaining costs. The regional exploration program is designed to identify new mineral targets on the Company’s extensive land holdings in order to grow production rather than sustain production.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Non – GAAP measure – Adjusted net income

The Company has included the non-GAAP performance measures of adjusted net income and adjusted net income per share, throughout this document. Items are adjusted where considered to be unusual or non-recurring based on the historical and expected future performance of the Company. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net income to net income (the nearest GAAP measure) per the consolidated financial statements. All adjustments are shown net of tax.

	Three months ended		Year ended
(In thousands of US dollars except per share amounts)	December 31,		December 31,
	2014	2013	2014	2013

Net (loss) income	(109,964)	(35,895)	(224,384)	(4,250)
Mining interests impairment charge	101,010		101,010
Good will impairment charge	-	-	98,961	-
Impact of foreign exchange on deferred income tax assets and liabilities	15,746	712	19,782	1,169
Prior quarter depletion adjustment related to finalization of purchase price allocation	(11,991)	-	-	-
Liability for social security payments	-	-	-	3,823
Office closure costs	(263)	-	1,777	-
Transaction costs	408	889	8,219	2,062
Deferred tax recorded on enactment of Mexican royalty tax	-	35,864	-	35,864
Adjusted net income	(5,054)	1,570	5,365	38,668

Adjusted net income per share	(0.03)	0.01	0.04	0.36

Weighted average number of common shares outstanding (basic)	160,133,070	115,691,337	152,063,899	108,528,425

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Non – GAAP measure - Operating cash flows before working capital changes

The Company has included the non-GAAP performance measure operating cash flows before working capital changes in this MD&A. Non-GAAP performance measures do not have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of operating cash flows before working capital changes to cash (used in) provided by operating activities (the nearest GAAP measure) per the condensed consolidated interim financial statements.

	Threem onths ended		Year ended
(In thousands of US dollars)	December 31,		December 31,
	2014	2013	2014	2013
Cash provided by operating activities	23,590	25,446	44,212	69,805
Change in non-cash operating working capital	(5,381)	(11,408)	29,446	2,591
Operating cash flows before working capital changes	18,209	14,038	73,658	72,396

Operating cash flows per share before working capital changes	0.11	0.12	0.48	0.67

Weighted average number of com m on shares outstanding (basic)	160,133,070	115,691,337	152,063,899	108,528,425

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Related party transactions

As at December 31, 2014, the Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services.

As at December 31, 2013, Goldcorp owned 31,151,200 of the Company’s common shares, approximately 27% of the Company’s total shares. On March 26, 2014 Goldcorp sold all these shares and as such as at December 31, 2014, Goldcorp no longer held an equity interest in Primero and was no longer a related party.

During the year ended December 31, 2014 $nil (2013 - $0.9 million) was paid to DMSL (a subsidiary of Goldcorp) for the purchase of equipment, equipment leasing fees and services received under a transition services agreement between the Company and DMSL.

During the year ended December 31, 2014 the Company paid $0.4 million to maintain its 19.99% ownership percentage in Santana as the result of a rights issue.

There were no further related party transactions for the years ended December 31, 2014 and 2013 that have not been disclosed in the consolidated financial statements.

ADOPTION OF NEW ACCOUNTING POLICIES

The Company applied the following new interpretation and amendment to existing IFRSs, which was effective January 1, 2014:

IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"), clarifies that the obligating event, as defined by IAS 37, that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The Company has applied IFRIC 21 on a retrospective basis in compliance with the transitional requirements of IFRIC 21. The application of IFRIC 21 did not result in an adjustment to the Company's unaudited condensed interim consolidated financial statements.

The following accounting policy was adopted upon the acquisition of Brigus (in the December 31, 2014 consolidated financial statements) which resulted in the Company owning open pit operations for the first time.

Stripping costs

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore body. Pre-production stripping costs are capitalized as incurred. Stripping costs incurred during the production stage of an open pit mine are accounted for as costs of the inventory produced during the period that the stripping costs were incurred, unless these costs provide a future economic benefit. Production phase stripping costs are considered to generate a future economic benefit when the related stripping activity: (i) provides access to ore to be mined in the future; (ii) increases the fair value of the mine as access to future mineral reserves becomes less costly; (iii) increases the productive capacity; or (iv) extends the productive life of the mine. Production phase stripping costs that generate a future economic benefit are capitalized as mine development costs. Stripping costs incurred and capitalized during the production phase are depleted using the units-of-production method over the reserves and resources (where relevant as part of the depletion policy) that directly benefit from the specific stripping activity.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

The following accounting policy was adopted upon the issuance of flow-through shares during the first quarter 2014.

Flow-through Shares

The Company may, from time to time, issue flow-through shares to finance a portion of its Canadian exploration program. Pursuant to the terms of the flow-through share agreements, the Company agrees to incur qualifying expenditures and renounce the tax deductions associated with these qualifying expenditures to the subscribers by an agreed upon date. The excess of cash consideration received over the market price of the Company’s shares at the date of the announcement of the flow-through share financing is recorded as a liability. This liability is extinguished and recognized in the statement of operations and comprehensive income (loss) when the renunciation of the tax benefit by the Company, is recorded.

A deferred tax liability is recognized for the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures that are capitalized to exploration and evaluation assets and their tax basis. If the Company has sufficient tax assets to offset the deferred tax liability, the liability will be offset by use of the deferred tax asset.

The following policy was adopted upon the preliminary recognition of goodwill during the year ended December 31, 2014.

Goodwill

Goodwill may arise on the Company’s acquisitions due to: (i) the ability of the Company to capture certain synergies through management of the acquired operation within the Company; (ii) the potential to increase reserves and resources through exploration activities; and (iii) the requirement to record a deferred tax liability for the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash generating units or groups of CGUs that are expected to benefit from the synergies of the business combination. If the composition of one or more cash generating units to which goodwill has been allocated changes due to a re-organization, the goodwill is re-allocated to the units affected.

Goodwill is not amortized. The Company performs an annual impairment test for goodwill and when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the carrying amount of a CGU to which goodwill has been allocated exceeds the recoverable amount, an impairment loss is recognized for the amount in excess. The impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the CGU to nil and then to the other assets of the CGU based on the relative carrying amounts of those assets. Impairment losses recognized for goodwill are not reversed in subsequent periods should the value of goodwill recover.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Recent pronouncements issued

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Company:

In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers ("IFRS 15") which supersedes existing standards and interpretations including IAS 18, Revenue. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

Primero will be required to adopt IFRS 9, “Financial Instruments” on January 1, 2018. IFRS 9 is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The Company is currently assessing the impact that IFRS 9 will have on its financial statements.

CRITICAL ACCOUNTING POLICY – DEPLETION OF MINING PROPERTIES

Mining properties are depleted using the units-of-production method over the mine’s estimated and economically proven and probable reserves and an estimate of the portion of resources expected to be classified as reserves. Depletion is calculated on a mine-by-mine basis. If a mine has significant components with differing useful lives, depletion is calculated based on the useful life of each component.

Mineralization at the Company’s mine sites is segregated into reserves (including proven and probable), resources (including measured, indicated and inferred) and exploration potential. The definitions applied by the Company are based on those in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”); in addition, the Company also applies the following definition:

Exploration potential – mineralization quantified by the Company’s geologists with a sufficient degree of confidence to include in the Company’s acquisition fair value determination, but without the necessary level of measurement precision to enable it to be classified as a mineral reserve or resource as defined by NI 43-101.

The Company’s depletion estimation methodology divides the total mining property capitalized in respect of a mining asset into a depletable component and a non-depletable component. The value assigned to the depletable component is equal to the value assigned to the proven and probable reserves and a portion of resources of the asset. The value assigned to the non-depletable component is the value assigned to the exploration potential of the asset and the remaining resources not included in the depletable component. The allocation of values to the proven and probable reserves, resources and exploration potential of the asset are based on the discounted cash flow analysis of the Company’s future expected cash flows to be derived from the mine in question. The depletable component of the capitalized total mining property is depleted over 100% of reserves and a portion of resources included in the Company’s discounted cash flow analysis. The non-depletable component is not depleted but, in combination with the depletable component, is evaluated for impairment when events and changes in circumstances indicate that the carrying amount may not be recoverable.

Each year, coincident with the updated reserve and resource estimates, the Company expects that a portion of resources will be transferred to reserves and a portion of exploration potential will be transferred to resources. As a result, the category of non-depletable mineralization is expected to reduce and, in the absence of further additions to exploration potential, eventually be fully classified within the depletable component over the life of mine.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

When considering the portion of resources to include in the depletion base of the depletable component, management considers which of the Company’s resources are believed to eventually be classified as proven and probable reserves. In assessing which resources to include so as to best reflect the useful life of the mine, management considers resources that have been included in the discounted cash flow analysis. To be included in the analysis, resources need to be above the cut-off grade set by management, which means that the resource can be economically mined and is therefore commercially viable. This consistent systematic method for inclusion in the analysis takes into account management’s view of the gold price and exchange rates. In addition, in order to determine the proportion of resources to include in the depletion base, management considers the existence, commercial viability and potential economic recovery of such resources based on historical experience and available geological and drilling information of the area under consideration and other operations/parts of the mine that are contiguous to the area under consideration. In instances where management is able to demonstrate the economic recovery of such resources with a high level of confidence, such additional resources, which may also include certain of the inferred resources, are included in the calculation of depletion.

Development costs incurred during a period are added to the total mining property capitalized at the commencement of the period in calculating the depletion expense. Future development costs necessary to access inferred resources, have been taken into account when determining the pattern of depletion for the Company’s mining properties; such costs are included in the discounted cash flow analysis and are determined by the Company’s geologists and engineers based on an in-depth knowledge of the mine and planned development work to access resources.

Total depletion expense for the Company in respect of the year ended December 31, 2014 was $41.3 million (2013 - $25.6 million). Had the depletion expense been calculated without inclusion of inferred resources and, where applicable, exploration potential, and related future development costs, the depletion expense would have been $60.3 million (2013 - $65.0 million).

Due to the fact that the economic assumptions used to estimate the proved and probable reserves and resources change from year to year, and because additional geological data is generated during the course of operations, estimates of the resources and proved and probable reserves may change from year to year. Changes in the proved and probable reserves and inferred resources used in the life-of -mine plan may affect the depletion calculation and such changes are recognized prospectively.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

San Dimas

The value assigned to the depletable and non-depletable pools of San Dimas were $342.7 million and $57.8 million respectively for 2014. The depletable component is depleted over 100% of reserves and 75% of resources for the year ended December 31, 2014. The non-depletable component is not depleted.

The Company has risk-weighted the resources included in the San Dimas depletion calculation considering the following factors:

i.	Both historic and recent rates of conversion of resources to reserves at the San Dimas mine;

ii.

The nature of the ore deposit and the physical characteristics of the mine site. Exploration from the surface at San Dimas is challenging due to topographical challenges and accordingly the definition drilling required to establish resources is delayed due to the time required to develop access to underground drilling stations. This delay has historically limited the quantity of reserves that can be identified for future mining at San Dimas at any point in time. Accordingly, the San Dimas mine has historically had a short reserve life, however, management is confident that resources and exploration potential will convert to reserves as development progresses;

iii.

Management is required under IFRS to assess the useful life of the San Dimas mine and management believes that inclusion of a portion of resources provides a more accurate estimate as the useful life of the San Dimas mine for calculation of depletion expense. Estimating the useful life of the San Dimas mine without inclusion of a portion of resources would, in management’s opinion, result in an inappropriately short estimate of the life of the San Dimas mine;

iv.

The change in reserve and resource estimation methodology as at December 31, 2011 from a polygonal approach to a geostatistical approach, which resulted in a transfer of estimated mineral reserves to inferred resources and the reclassification of a substantial portion of inferred resources to exploration potential. Given the high proportion of inferred resources previously classified as proven and probable reserves under the polygonal method, management has a high level of confidence that these inferred resources will be part of future production.

The Company has determined to include 100% of reserves and 75% of resources in the depletion calculation for year ended December 31, 2014 as the Company believes this is supported by the long mining history at the San Dimas mine with an average historical conversion rate of approximately 90% of resources into reserves.

Future capital expenditures necessary to access these resources have been taken into account when determining the pattern of depletion charge for the San Dimas operations. These costs are included in the life-of-mine cash flows and are determined by the Company’s geologists and engineers based on an in-depth knowledge of the mine and planned development work. For the year ended December 31, 2014, $77.0 million of future development costs were included in the calculation of depletion expense for San Dimas.

For the year ended December 31, 2014, the depletable pool was depleted on a units-of-production basis based on inclusion of 100% of reserves and 75% of resources, which represented 1.5 million ounces.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Black Fox

The value assigned to the depletable and non-depletable pools of Black Fox were $79.9 million and $90.5 million respectively for the period March 5, 2014 to December 31, 2014. The depletable component is depleted over 100% of reserves and 0% of resources for the period of ownership ended December 31, 2014. The non-depletable component is not depleted.

When considering the percentage of resources to include in the depletion base of the depletable component, management considered the existence, commercial viability and potential economic recovery of the Black Fox resources based on historical experience and available geological and drilling information of the area under consideration and other operations/parts of the mine, that are contiguous to the area under consideration. Given the relative lack of history of the mine and inability to demonstrate the economic recovery of such resources with a high level of confidence, it was determined that none of the resources should be included in the calculation of depletion for the Black Fox mine.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management has identified the following critical accounting policies and estimates.

Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

The Company has determined that exploration drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geological and metallurgical information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, and existing permits for the life of mine plan. The estimates contained within these criteria could change over time which could affect the economic recoverability of capitalized costs.

Determination of useful lives of property, plant and equipment

Assets other than mining interests are depreciated using the straight-line method. Should the actual useful life of the property, plant or equipment vary future depreciation charges may change.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Deferred stripping

The Company defers stripping costs incurred during the production stage of its open pit operations when these costs are considered to generate a future benefit. The determination of these amounts requires the use of judgements and estimates such as estimates of tonnes of waste to be removed over the life of the mining area and economically recoverable reserves extracted as a result. Changes in a mine’s life and design may result in changes to the expected stripping ratio. Any changes in these estimates are accounted for prospectively.

Inventories

Finished goods, work-in-process and stockpiled ore are valued at the lower of average production cost and net realizable value.

The Company records the costs of work-in-process inventories at the lower of cost and estimated net realizable value. These costs are charged to income and included in operating expenses on the basis of ounces of gold recovered. The estimates and assumptions include surveyed quantities of stockpiled ore, in-circuit process volumes, gold and silver contents of both, costs to recover saleable ounces, recoverable ounces once processed and the price per ounce of gold or silver when ounces of gold and silver are expected to be recovered and sold. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the carrying amounts of its work-in-process inventories, which would reduce the Company’s income and working capital.

Mining interests and impairment testing

The Company records mining interests at cost. Exploration costs are capitalized where they meet the Company’s criteria for capitalization.

Mining properties are depleted using a units-of-production basis over a mine’s estimated and economically proven and probable reserves and an estimate of the portion of resources expected to be classified as reserves. If a mine has significant parts with differing useful lives, depletion is calculated based on the useful life of each part. For certain mines, including the San Dimas and Black Fox mines, the Company may segregate the recognized value of the mine between its “depletable” and “non-depletable” parts. The value assigned to the depletable component is that which is recognized in respect of the mine’s reserves and resources, while the value assigned to the non-depletable component is that which relates to exploration potential. If estimates of the value of the “depletable” and “non-depletable” parts of a mining property prove to be inaccurate, this could increase the amount of future depletion expense which would reduce the Company’s net income and net assets.

The Company depletes its operating mines based on estimates of the production to be derived over the life of the mine that are attributable to proven and probable reserves and inferred resources. The Company has estimated that 100% of proven and probable reserves and 75% of inferred resources will be recovered from the San Dimas mine and that 100% of proven and probable reserves and 0% of inferred resources will be recovered from the Black Fox mine. If these estimates of reserves and resources expected to be recovered prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves and resources expected to be recovered, the Company could be required to write down the carrying amounts of its mining properties, or to increase the amount of future depletion expense, both of which would reduce the Company’s income and net assets.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

The Company reviews and evaluates its goodwill and mining interests for impairment when events and changes in circumstances indicate that the related carrying amounts may not be recoverable, and in the case of goodwill, annually. Goodwill is allocated to cash-generating units for the purposes of impairment testing. The allocation is made to those CGUs that are expected to benefit from the business combination in which the goodwill arose. The carrying amounts of the CGUs are compared to their recoverable amount. The recoverable amount is the higher of value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU for which the estimates of future cash flows have not been adjusted.

The Company bases its impairment calculation on detailed budgets and forecasts which are prepared separately for each of the Company’s CGUs to which the individual assets are allocated. The Company currently has three CGUs, the San Dimas mine, the Black Fox Complex and, the Cerro del Gallo project. These budgets and forecasts generally cover the life of the mine. If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, an impairment is recognized immediately as an expense and the carrying amount is reduced to its recoverable amount. Impairment is assessed at the CGU level.

Plant and equipment are depreciated over their estimated useful lives. If estimates of useful lives including the economic lives of mines prove to be inaccurate, the Company could be required to write down the carrying amounts of its plant and equipment, or increase the amount of future depreciation expense, both of which would reduce the Company’s income and net assets.

Fair value of assets purchased in a business combination

The Company’s business combinations are accounted for using the acquisition method of accounting whereby assets acquired and liabilities assumed are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill.

Assumptions underlying fair value estimates are subject to significant risks and uncertainties, which if incorrect could lead to an overstatement of the mineral properties of the Company which would then be subject to an impairment test as described above.

Reclamation and closure cost obligations

The Company has an obligation to reclaim its mining properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. IFRS requires the Company to recognize the fair value of a decommissioning liability, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as liabilities when the liabilities are incurred and increases the carrying values of the related assets by the same amount. At the end of each reporting period, the liabilities are increased to reflect the passage of time (accretion expense). Adjustments to the liabilities are also made for changes in the estimated future cash outflows underlying the initial fair value measurements, and changes to the discount rate used to present value the cash flows, both of which may result in a corresponding change to the carrying values of the related assets. Should the estimation of the reclamation and closure cost obligations be incorrect, additional amounts may need to be provided for in future which could lead to an increase in both the liability and associated asset. Should the reported asset and liability increase, the amortization expense in the statement of operations of the capitalized asset retirement cost would increase.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Taxation

The Company recognizes the future tax benefit related to deferred tax assets to the extent that it is probable that future taxable profits will be available against which they can be utilized. Assessing the recoverability of deferred tax assets requires management to make significant estimates related to expectations of future taxable income, applicable tax strategies and the expected timing of the reversals of existing temporary differences. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management.

The Company recognizes current income tax benefits when it is more likely than not, based on technical merits, that the relevant tax position will be sustained upon examination by applicable tax authorities. The more likely than not criteria is a matter of judgment based on the individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

The recoverability of deferred tax assets and the recognition and measurement of uncertain tax positions are subject to various assumptions and management judgment. Actual results may differ from these estimates. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amounts of current and deferred income taxes recognized by the Company, as well as deferred tax assets and liabilities recorded at December 31, 2014.

Share-based payments

For equity-settled awards, the fair value of the award is charged to the statement of operations and credited to the share-based payment reserve rateably over the vesting period, after adjusting for the number of awards that are expected to vest. The significant estimations and assumptions included in the calculation of the fair value of the award are expected volatility, expected life, expected dividend rate and expected risk-free rate of return. Changes in these assumptions may result in a material change to the expense recorded for the issuance of share-based compensation.

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies that have the most significant effect on the amounts recognized in the Company’s condensed consolidated interim financial statements are as follows:

Tax ruling in Mexico

The Company has taken the position that if the Mexican tax laws relative to the APA Ruling do not change and the Company does not change the structure of the silver purchase agreement, the ability of the Company to continue to pay taxes in Mexico based on realized prices of silver will continue for the life of the San Dimas mine. Should this judgment change, there could be a material change in the Company’s results of operations, financial condition and cash flows.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Liability to sell silver to Silver Wheaton Caymans and gold to Sandstorm Gold Ltd

The Company has accounted for and presented the liability to sell silver to Silver Wheaton Caymans and gold to Sandstorm Gold Ltd net within the mining interests rather than as a separate liability in the Company’s statement of financial position.

Componentization of property, plant and equipment

Assets are componentized for the purposes of depreciation. Should the componentization of assets change, depreciation charges may vary materially in the future.

Asset acquisitions

The Company has determined that the acquisition of Cerro was an asset acquisition rather than a business combination. This is considered a significant judgment that could have a material impact on the assets and liabilities recognized as well as any future depletion expense.

Functional currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which the subsidiary operates may not be clear. This can have a significant impact on the consolidated results of the Company.

Financial instruments

The Company’s financial instruments at December 31, 2014 consist of cash and cash equivalents, trade and other receivables, restricted cash, an equity investment in Fortune Bay, trade and other payables, the convertible debentures and the line of credit.

At December 31, 2014, the carrying amounts of cash and cash equivalents, trade and other receivables, restricted cash and trade and other payables are considered to be a reasonable approximation of their fair values due to their short-term nature.

The Company’s equity investment in Fortune Bay is designated as available for sale and is held at fair value. Any unrealized gains or losses on available for sale assets are recognized in other comprehensive income (“OCI”). During the period from March 5 to December 31, 2014, the Company recorded an unrealized loss of $0.5 million in OCI relating to its investment in Fortune Bay. Fortune Bay is a publicly-listed company and the fair value is based on the trading price its shares as at the date of the condensed consolidated interim statement of financial position.

The fair value of the convertible debentures upon initial recognition was based on the present value of the future cash flows to be paid under the terms of the debentures. Subsequently, the convertible debentures are being carried at amortized cost. The fair value of the line of credit upon initial recognition was considered to be its face value and is subsequently being carried at amortized cost.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

		Fair value (i)		Carrying value
(In thousands of US dollars)		December 31,2014		December 31,2014
	$		$
Convertible debentures		48,954		46,315
Line of credit		37,786		37,827

(i) Calculated using a discounted cash flow analysis

Derivative instruments - Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at December 31, 2014 or December 31, 2013, other than those discussed below.

The convertible debentures assumed with the acquisition of Brigus are considered to contain an embedded derivative liability which was initially recognized at fair value using an option pricing model, and is subsequently measured at fair value each period during the term of the debentures. During the year ended December 31, 2014 an unrealized derivative gain of $2.3 million was recognized in relation to this derivative liability.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

RISKS AND UNCERTAINTIES

Financial instrument risk exposure

The following describes the types of financial instrument risks to which the Company is exposed and its objectives and policies for managing those risk exposures:

a)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade and other receivables; however, it also arises on cash. To mitigate exposure to credit risk on financial assets, the Company ensures non-related counterparties demonstrate minimum acceptable credit worthiness and ensures liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk with non-related parties. The Company invests its cash in highly rated financial institutions and sells its products exclusively to organizations with strong credit ratings. The credit risk associated with trade receivables at December 31, 2014 is considered to be negligible.

The Company’s maximum exposure to credit risk at December 31, 2014 and 2013 is as follows:

(In thousands of US dollars)		2014		2013
	$		$

Cash		45,035		110,711
Trade and other receivables		7,607		4,794
Taxes receivable		25,724		10,224

The Company has no concentrations of credit risk. There is 10 months of VAT outstanding from the Mexican tax authorities (included in taxes receivable), which the Company expects to be refunded in due course.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has developed a planning, budgeting and forecasting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its expansionary plans.

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments.

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations and collection of receivables. The Company has no concentrations of liquidity risk.

The Company has entered into commercial leases on certain types of equipment and office space which have been classified as operating leases. These leases have lives of between 1 and 6 years. There are no restrictions placed on the Company as a result of entering into these leases. Some of the leases contain renewal or purchase options at the end of the lease. The total operating lease expense during the year ended December 31, 2014 was $2.2 million (2013 - $0.8 million).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(c)	Market risk

(i)	Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs incurred in the Company’s operations. Gold is sold in U.S. dollars and costs are incurred principally in U.S. dollars, Canadian dollars and Mexican pesos. The appreciation of the Mexican peso or the Canadian dollar against the U.S. dollar can increase the costs of gold production and capital expenditures in U.S. dollar terms. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk. The Company’s head office general and administrative expenses are mainly denominated in Canadian dollars and are translated to US dollars at the average rate during the period, as such if the US dollar appreciates as compared to the Canadian dollar, the costs of the Company would decrease in US dollar terms. The Company is further exposed to currency risk through non-monetary assets and liabilities of its Mexican and Canadian entities whose taxable profit or loss is denominated in a non-US dollar currency. A small amount of expenses were also incurred in Australian dollars during the year ended December 31, 2013 in relation to the acquisition of Cerro (Note 2(ii)). Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense.

During the year ended December 31, 2014, the Company recognized a gain of $2.7 million on foreign exchange (2013 - loss of $0.8 million). Based on the above net exposures at December 31, 2014, a 10% depreciation or appreciation of the Mexican peso against the U.S. dollar would result in a $2.2 million increase or decrease in the Company’s after-tax net earnings (loss) (2013 - $8.2 million); and a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in a $9.4 million increase or decrease in the Company’s after-tax net earnings (loss) (2013 - $2.1 million).

The Company does not currently use derivative instruments to reduce its exposure to currency risk, however, management monitors its differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The exposure to interest rates is monitored. The Company’s exposure to interest rate risk is limited to the line of credit which is subject to a floating interest rate. An increase or decrease of 100 basis points in the interest rate would result in a decrease or increase in profit after tax of $0.4 million (assuming $40.0 million drawn on the line of credit).

(iii)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in commodity prices. Profitability depends on sales prices for gold and silver. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

The table below summarizes the impact on profit after tax for a 10% change in the average commodity price achieved by the Company during the year. The analysis is based on the assumption that the gold and silver prices move 10% with all other variables held constant.

	For the year ended
	December 31, 2014	December 31, 2013
	$000s	$000s
Gold prices
10% increase	16,880	9,993
10% decrease	(16,880)	(9,993)

Silver prices
10% increase	1,823	1,511
10% decrease	(1,823)	(1,511)

The Company has no concentrations of market risk.

OTHER RISKS AND UNCERTAINTIES

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. For additional discussion of these and other risk factors, please refer to the Company’s Annual Information Form for the year ended December 31, 2013, which is available on the Company’s website at www.primeromining.com or on SEDAR at www.sedar.com, or to the Company’s Annual Information Form for the year ended December 31, 2014, which is expected to be filed by March 31, 2015 and will be found under the Company’s profile at www.sedar.com.

APA ruling

In October 2012 the Company received an APA ruling on the appropriate price of silver sales under the silver purchase agreement. Under Mexican tax law, an APA ruling is generally applicable for up to a five year period. For Primero this applies to the fiscal years 2010 to 2014. Assuming Primero continues to sell silver under the silver purchase agreement on the same terms and there are no changes in the application of Mexican tax laws relative to the APA ruling, the Company expects to record revenues and pay taxes on realized prices for the life of the San Dimas mine. There can be no assurance that Mexican tax laws applicable to the APA ruling will not change or that the Mexican tax authorities will not change their views on the appropriate price for the sale of silver under the silver purchase agreement. If the Mexican tax authorities determine that the appropriate price of silver sales under the silver purchase agreement is different than the realized price, Primero’s cash flows and earnings could be significantly adversely impacted.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Effectiveness of internal control over financial reporting

The Company is required to maintain and evaluate the effectiveness of its internal control over financial reporting under National Instrument 52-109 in Canada (“NI 52-109”) and under the Securities Exchange Act of 1934, as amended, in the United States. There is no assurance that the Company will be able to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that its internal control over financial reporting is effective. The Company’s failure to establish and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of its financial statements. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could result in the Company’s inability to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel. No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported.

Disclosure controls and procedures

Disclosure controls and procedures form a framework designed to provide reasonable assurance that information disclosed publicly fairly presents in all material respects the financial condition, results of operations, and cash flows of the Company for the periods presented in this MD&A. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

The Company’s management, with the participation of its CEO and CFO, has evaluated the design, operation and effectiveness of the Company’s disclosure controls and procedures. Based on the results of that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported, within the time periods specified in the securities legislation, and is accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal controls over financial reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s condensed consolidated interim financial statements.

Management assessed the effectiveness of Primero’s internal control over financial reporting as at December 31, 2014, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In connection with the assessment, management identified a material weakness solely relating to the valuation of business combinations with respect to the acquisition of Brigus. A material weakness is a control deficiency that could result in a material misstatement of the financial statements if it were not prevented or detected on a timely basis. No material changes were made to the allocation of the fair value of assets and liabilities for Brigus since the allocation in its June 30, 2014 financial statements. The financial statements for the Company are fairly presented at December 31, 2014 and for its previous interim periods in 2014.

Because of the inherent complexities in valuing business combinations relating to mergers and acquisitions, the Company will enhance its internal control system by consulting with a professional valuation company with experience and knowledge in valuing assets in accordance with applicable accounting standards for its next material business combination.

The effectiveness of Primero’s internal control over financial reporting as at December 31, 2014 has been audited by Deloitte LLP, Primero’s independent auditors.

There has been no material change in internal controls of the Company during the year ended December 31, 2014 that has materially affected, or is likely to materially affect, the Company’s internal control over financial reporting.

Readers are cautioned that any controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Cautionary Statement on Forward-Looking Statement Information

Certain statements made and information contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws, for example, references to the possibility of acquiring producing or near-term producing precious metals assets and future gold and silver production. Forward –looking information and statements in this MD&A include those that relate to:

•	the ability of the Company to expand production at the San Dimas and Black Fox mines,
•	the ability of the Company to identify appropriate future acquisition opportunities, or if an opportunity is identified, to conclude a transaction on satisfactory terms,
•

the actual results of exploration activities, including the ability of the Company to continue the historical conversion of resources to reserves at the San Dimas mine, and the anticipated results of the exploration programs at Cerro del Gallo and the Black Fox Complex,

•	actual results of reclamation activities at the San Dimas and Black Fox mines,
•	the estimation or realization of Mineral Reserves and Resources,
•	the timing and amount of estimated future production, capital expenditures and costs, including forecasted cash costs,
•	the timing of the development of new mineral deposits,
•	the Company’s requirements for additional capital and ability to complete future financings,
•	future prices of precious and base metals,
•	expected ore grades, recovery rates, and throughput,
•	that plant, equipment or processes will operate as anticipated,
•	the occurrence of accidents, labour disputes, road blocks and other risks of the mining industry,
•

the ability of the Company to obtain governmental approvals or permits in connection with the continued operation and development of the San Dimas mine, the Black Fox Complex and the Cerro del Gallo project,

•	the continuation of Mexican tax laws relative to the APA ruling,
•	the ability of the Company to continue to pay taxes in Mexico based on realized prices of silver,
•	the ability of the Company to comply with environmental, safety and other regulatory requirements,
•	expectations for the Cerro del Gallo project including the timing of activities to lead to a construction decision,
•	the completion of development or construction activities, including the construction of the Cerro del Gallo mine,
•	expectations regarding currency fluctuations,
•	title disputes relating to the Company’s properties,
•	the timing and possible outcome of pending litigation, and
•	the ability of the Company to maintain effective control over financial reporting.

Such forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this MD&A; assumptions relating to the existence of companies that may wish to dispose of producing or near-term producing precious metals assets; that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; that there are no disruptions in the supply of power from the Las Truchas power generation facility, whether as a result of damage to the facility or unusually limited amounts of precipitation; that development and expansion at San Dimas and Black Fox proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the Cerro del Gallo and Grey Fox projects will be developed in accordance with the Company’s plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remains consistent with current levels; that prices for gold and silver remain consistent with the Company's expectations; that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company's current expectations; that production meets expectations; that the Company’s current estimates of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery are accurate; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and Sinaloa Graben; that the geology and vein structures in the Sinaloa Graben are as expected; that the Company completes the proposed tunnels and access routes; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; that there are no material variations in the current tax and regulatory environment; that Mexican tax laws relative to the APA ruling remain unchanged; that the Company will continue to pay taxes in Mexico based on realized prices of silver; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

No assurance can be given as to whether these assumptions will prove to be correct. These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of the mill expansion at San Dimas, exploration and development plans; insufficient capital to complete development and exploration plans; risks associated with developing the Cerro del Gallo and Grey Fox projects; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; inability to complete proposed tunnels and access routes or other development; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; governmental and environmental regulation; tax law changes; the ability of the Company to continue to pay taxes based on the realized price of silver; the volatility of the Company's stock price; landowner dissatisfaction and disputes; delays in permitting; damage to equipment; labour disruptions; interruptions. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

Investors are advised to carefully review and consider the risk factors identified in this MD&A under the heading “Risk and uncertainties”, and in the Company’s Annual Information Form for the year ended December 31, 2013 as filed on SEDAR as well as the Company’s Annual Information Form for the year ended December 31, 2014 which is expected to be filed by March 31, 2015, for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Investors are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A. The forward-looking information and statements contained in this MD&A are made as of the date hereof and, accordingly, are subject to change after such date.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Cautionary Note for United States Investors

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is subject to certain rules and regulations issued by Canadian Securities Administrators. The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, on security of samples and mineral reserve estimates under Canadian National Instrument 43-101 (“NI 43-101”). The United States Securities and Exchange Commission applies different standards than the standards under NI 43-101 in order to classify mineralization as a reserve. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards. Further, the Company describes any mineral resources associated with its properties utilizing terminology such as “measured resources”, “indicated resources” or “inferred resources” which are terms recognized by Canadian regulators under NI 43-101 but not recognized by the United States’ Securities and Exchange Commission. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a greater amount of uncertainty as to their existence and feasibility than reserves recognized by the United States Securities and Exchange Commission. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist. United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.

On behalf of the Board

____________________
Joseph F. Conway
President, CEO and Director